1933 Act File No. 2-98441
                                                   1940 Act File No. 811-4327

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         POST-EFFECTIVE AMENDMENT NO. 19
                                       TO
                                    FORM S-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2


A.  Exact Name of Trust:  Sentry Variable Life Account I

B.  Name of Depositor:  Sentry Life Insurance Company

C.  Complete Address of Depositor's Principal Executive Offices:

    1800 North Point Drive, Stevens Point, WI  54481

D.  Name and Address of Agent for Service:

    William M. O'Reilly, Esq.
    Sentry Life Insurance Company
    1800 North Point Drive
    Stevens Point, WI  54481


    It is proposed that this filing will become effective

    [ ] immediately upon filing pursuant to paragraph (b) of Rule 485
    [x] on May 1, 2001, pursuant to paragraph (b) of Rule 485
    [ ] 60 days after filing pursuant to paragraph (a)(i) of Rule 485
    [ ] on (date) pursuant to paragraph (a)(i) of Rule 485
    [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. Title and Amount of Securities Being Registered: Individual Flexible Premium Variable Life Insurance Policies

F.  Approximate date of proposed public offering:

[ ] Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-8B-2

N-8B-2 Item                        Caption in Prospectus

1 ................................ The Company, The Variable Life Account
2 ................................ The Company
3 ................................ Not Applicable
4 ................................ Distribution of the Policy
5 ................................ The Variable Life Account
6(a) ............................. Not Applicable
(b) .............................. Not Applicable
9 ................................ Legal Proceedings
10 ............................... The Policy
11 ............................... Investments of the Variable Life Account
12 ............................... Investments of the Variable Life Account
13 ............................... Charges and Deductions
14 ............................... The Policy
15 ............................... The Variable Life Account
16 ............................... Investments of the Variable Life Account
17 ............................... Policy Benefits and Rights
18 ............................... The Policy
19 ............................... Not Applicable
20 ............................... Not Applicable
21 ............................... Not Applicable
22 ............................... Not Applicable
23 ............................... Not Applicable
24 ............................... Not Applicable
25 ............................... The Company
26 ............................... Management of the Company
27 ............................... The Company
28 ............................... The Company, Management of the Company
29 ............................... The Company
30 ............................... The Company
31 ............................... Not Applicable
32 ............................... Not Applicable
33 ............................... Not Applicable
34 ............................... Not Applicable
35 ............................... The Company
37 ............................... Not Applicable
38 ............................... Distribution of the Policy
39 ............................... Distribution of the Policy
40(a) ............................ Distribution of the Policy
41(a) ............................ Distribution of the Policy
42 ............................... Not Applicable
43 ............................... Distribution of the Policy
44 ............................... The Policy
45 ............................... Not Applicable
46 ............................... Policy Benefits and Rights
47 ............................... Not Applicable
48 ............................... Not Applicable
49 ............................... Not Applicable
50 ............................... Not Applicable
51 ............................... The Company, The Policy
52 ............................... Investments of the Variable Life Account
53 ............................... Federal Tax Status
54 ............................... Financial Statements
55 ............................... Not Applicable

PART I

                               SELF-DIRECTED LIFE
                        A FLEXIBLE LIFE INSURANCE POLICY
                                   PROSPECTUS
                                  MAY 1, 2001

Funded by T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and Janus Aspen Series

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                   Issued by
                         SENTRY VARIABLE LIFE ACCOUNT I
                                      and
                         SENTRY LIFE INSURANCE COMPANY

The life insurance policy described in this Prospectus is a flexible premium variable life insurance policy (the "Policy") offered by Sentry Life Insurance Company and designed for individuals. The Policy provides life insurance protection until the Policy Anniversary Date on or after your 95th birthday.

The Cash Value of the Policy is allocated to the Sentry Variable Life Account I (the "Variable Life Account"), which is a segregated investment account of Sentry Life Insurance Company. The Variable Life Account invests in shares of T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and Janus Aspen Series Institutional Shares ("Janus Aspen Series"), each an open-end management investment company. Through the Variable Life Account, you may invest in the following Portfolios:

T. ROWE PRICE FIXED INCOME SERIES, INC.
o T. Rowe Price Prime Reserve Portfolio
o T. Rowe Price Limited-Term Bond Portfolio

T. ROWE PRICE EQUITY SERIES, INC.
o T. Rowe Price Personal Strategy Balanced Portfolio
o T. Rowe Price Equity Income Portfolio

T. ROWE PRICE INTERNATIONAL SERIES, INC.
o T. Rowe Price International Stock Portfolio

Janus Aspen Series
o Balanced Portfolio
o Growth Portfolio
o Aggressive Growth Portfolio
o Capital Appreciation Portfolio
o Worldwide Growth Portfolio

As the owner of the Policy, you may choose one or more Portfolios in which to invest; however, you bear the complete investment risk for the amount you allocate to the Variable Life Account. The Cash Value of your Policy, and under certain circumstances, the death benefit, may increase or decrease depending on the investment experience of the Variable Life Account.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectuses for T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and Janus Aspen Series accompany this Prospectus.

PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE.

                         SENTRY LIFE INSURANCE COMPANY
                             1800 North Point Drive
                            Stevens Point, WI 54481
                            Telephone (800)533-7827

                   The date of this Prospectus is May 1, 2001

                               TABLE OF CONTENTS

                                                                       PAGE

Definitions                                                            04
Summary                                                                05
The Company                                                            07
The Variable Life Account                                              08
Investments of the Variable Life Account                               08
        Initial Investment Selection                                   08
        Transfers                                                      08
        Telephone Transfers                                            09
        T. Rowe Price Fixed Income Series, Inc., T. Rowe
            Price Equity Series, Inc., T. Rowe Price
            International Series, Inc., and Janus
            Aspen Series                                               09
        Substitution of Securities                                     11
The Policy                                                             11
        General                                                        11
        How to Purchase a Policy                                       11
        Free Look                                                      11
        Medical Examination                                            11
        Right to Exchange the Policy                                   12
        Illustrations                                                  12
Premiums                                                               12
        Maximum Premium Limitation                                     13
        Death Benefit Guarantee                                        13
        Grace Period                                                   14
        Reinstatement                                                  14
Charges and Deductions                                                 14
        Deductions from Premiums                                       14
        Deductions from the Variable Life Account                      14
        Deductions from Cash Value                                     15
        Deductions from Surrendered Values                             15
        Annual Expenses of Portfolios of T. Rowe Price Fixed
             Income Series, Inc., T. Rowe Price Equity Series,
             Inc., T. Rowe Price International Series, Inc.,
             and Janus Aspen Series                                    17
        Group Arrangements                                             17
Policy Benefits and Rights                                             18
        Death Benefit                                                  18
        Death Benefit Options                                          18
        Corridor Percentages                                           18
        Changing Death Benefit Options                                 19
        Changing the Specified Amount                                  19
        Effects of Changing the Specified Amount                       19
        Policy Maturity                                                20
        Cash Value                                                     20
        Determination of Accumulation Unit                             20
Policy Surrender                                                       21
        Partial Surrender                                              21
        Full Surrender                                                 21
Policy Loans                                                           22
        Allocation of Loans                                            22
        Interest Charged                                               22
        Interest Credited                                              22
        Lapse Due to Loan                                              22
        Loan Repayment                                                 22
Other Policy Provisions                                                23
        Policy Owner                                                   23
        Contingent Policy Owner                                        23
        Changing the Policy Owner or Contingent Policy Owner           23
        Beneficiary                                                    23
        Changing the Beneficiary                                       23
        Assignment                                                     23
        Incontestability                                               23
        Misstatement of Age or Sex                                     23
        No Dividends                                                   23
        Optional Settlement Plans                                      24
Suspension of Payments                                                 24
Federal Tax Status                                                     24
        Introduction                                                   24
        Modified Endowment Contract                                    25
        Diversification                                                26
        Tax Treatment of the Policy                                    26
        Tax Treatment of Settlement Options                            27
        Policy Proceeds                                                27
        Multiple Policies                                              27
        Tax Treatment of Assignments                                   27
        Qualified Plans                                                27
        Income Tax Withholding                                         27
Variable Life Account Voting Rights                                    27
        Voting Instructions Disregarded                                28
Management of the Company                                              28
        Directors and Officers                                         28
Distribution of the Policy                                             29
State Regulation                                                       29
Reports to Policy Owners                                               29
Legal Proceedings                                                      30
Experts                                                                30
Legal Opinions                                                         30
Financial Statements                                                   30
Appendix A - Illustration of Benefits                                  62

DEFINITIONS

Following are definitions of certain terms used in this Prospectus.

Anniversary Date or      The same day and month each year calculated from the
Policy Anniversary Date  date the Policy was first issued  (Policy Date).

Beneficiary              The person named in the application, unless changed,
                         entitled to receive the Death benefit when it becomes payable.

Cash Surrender Value     The amount available in cash, after deducting any
                         outstanding policy loans and the full surrender charge, if you voluntarily terminate the Policy before it matures or before the death benefit is paid.

Cash Value               The amount available in cash, without deducting any
                         outstanding policy loans or surrender charges, if you voluntarily terminate the Policy before it matures or before the death benefit is paid.
                         It is equal to the sum of all Subaccount Cash Value and any Cash Value held in the General Account to secure a policy loan.

Company Sentry Life Insurance Company at its home office located at 1800 North Point Drive, Stevens Point, WI 54481, telephone (800)533-7827.

Mutual Fund(s)           The Mutual Funds designated in the Policy as
                         investment options of the Variable Life Account.

General Account          The General Account of the Company. The Variable
                         Life Account is separate from the General Account.

Initial Investment       The 25-day period immediately following the date
Period                   the Policy is issued.

Insured                  The person whose life is covered under the Policy.
                         It is assumed the Insured and the Policy Owner are the same person and both are referred to as "you" in this Prospectus.

Maturity Date            The date on which you will be paid the Cash Value
                         of the Policy, less any outstanding Policy indebtedness, PROVIDED the Policy is in effect on that date. The Maturity Date is the anniversary date of the Policy on or after your 95th birthday.

Monthly Processing Day   The day each month when charges under the Policy are
                         deducted from the Variable Life Account.

Net Premiums             Gross premiums less any amounts deducted for front-
                         end sales charges and premium taxes.

Policy Date              The day, month and year that the Policy becomes
                         effective and from which the Policy Anniversary Date
                         is determined.
Policy Issue Date        The day, month and year that underwriting is
                         completed and the Company issues the Policy.

Policy Month             The period of time starting on one Monthly
                         Processing Day and ending the day before the next
                         Monthly Processing Day.

Policy Owner             The person named as the owner of the Policy on the
                         application, unless subsequently changed. It is assumed the Insured and the Policy Owner are the same person and both are referred to as "you" in this Prospectus.

Policy Year              The period of time from one Policy Anniversary Date
                         to the day before the next Policy Anniversary Date.

Portfolio                An investment option that is a segment of a Mutual
                         Fund constituting a separate and distinct class of shares.

Specified Amount         The amount of the initial death benefit payable
                         under the Policy, plus or minus any subsequent changes to that amount.

Subaccount               A segment of the Variable Life Account that invests
                         in a Mutual Fund or Portfolio.

Target Surrender         The premium, which is shown on the specification
Premium                  page of your Policy, that is used to calculate the
                         deferred sales charge. The Target Surrender Premium is based on the guideline annual premium pursuant to rules adopted under the Investment Company Act of 1940.

Valuation Date           The date on which the Cash Value of the Policy is
                         determined. The Valuation Date is each day that the New York Stock Exchange is open for trading.

Valuation Period         The period from 4:00 p.m. Eastern Time on each
                         Valuation Date to 4:00 p.m. Eastern Time on the next succeeding Valuation Date.

                                    SUMMARY

The Policy described in this Prospectus is a flexible premium individual variable life insurance policy. Net premiums, are allocated to the Variable Life Account for investment. The Variable Life Account is a separate account established by Sentry Life Insurance Company (the "Company"). Through the Variable Life Account, you can invest in one or more of the following
Portfolios:

T. ROWE PRICE FIXED INCOME SERIES, INC.         JANUS ASPEN SERIES
o  T. Rowe Price Prime Reserve Portfolio        o Balanced Portfolio
o  T. Rowe Price Limited-Term Bond Portfolio    o Growth Portfolio
                                                o Aggressive Growth Portfolio
T. ROWE PRICE EQUITY SERIES, INC.               o Capital Appreciation Portfolio
o  T. Rowe Price Personal Strategy              o Worldwide Growth Portfolio
       Balanced Portfolio
o  T. Rowe Price Equity Income Portfolio

T. ROWE PRICE INTERNATIONAL SERIES, INC.
o  T. Rowe Price International Stock Portfolio

POLICY FEATURES
The Policy offers the following features:

FLEXIBLE PREMIUM PAYMENTS - The frequency and amount of premium payments can vary, subject to certain minimum requirements. Premium payment plans are available.

CASH VALUE - The Policy's Cash Value can be used to obtain a Policy loan, and, if the Policy is surrendered, determines the surrender value. Depending on the investment experience of the Variable Life Account, the Cash Value of your Policy may increase or decrease. The Cash Value will vary with the amount of monthly charges deducted. There is no minimum guaranteed Cash Value.

POLICY LOANS - The Policy may be used to secure a loan from the Company. The maximum loan amount is 90% of (a) MINUS (b), where: (a) is the Policy's Cash Value, and (b) is the full surrender charge.

SURRENDER - The Policy can be partially surrendered or completely surrendered for the full Cash Surrender Value. The Company will deduct any applicable surrender charges.

DEATH BENEFIT - There are two death benefit options available under the Policy. The amount of the death benefit will depend on three factors: o the death benefit option selected; o the Specified Amount of death benefit; and o the Cash Value of the policy.
Under certain circumstances, the death benefit may increase or decrease depending on the investment experience of the Variable Life Account.

GUARANTEED DEATH BENEFIT - Provided you have met certain minimum premium payment requirements and certain other requirements, the Policy will not lapse and the Company guarantees a death benefit.

POLICY MATURITY - If the Policy is in effect on the Policy Anniversary Date on or after your 95th birthday, the Company will pay you the Cash Value of the Policy, less any amounts owed for policy loans.

EXCHANGE RIGHT - Within 24 months after the Policy is issued, you may exchange it for a life insurance policy on the life of the Insured offered by the Company that has a fixed premium and a fixed death benefit. Any outstanding Policy loans must be repaid before an exchange will be made.

INVESTMENT OPTIONS - You may select from among the ten available Portfolios in which to invest the assets underlying the Policy. Subject to certain conditions and charges, you may make transfers among the Portfolios.

FREE-LOOK PROVISION - Subject to varying state law and certain time restrictions, the Policy may be returned to the Company if you change your mind about purchasing it. The Policy will be canceled as if it had never been issued and the Company will refund any premiums you paid.

GRACE PERIOD - Provided certain conditions are met, there is a 61-day grace period in which the Policy will remain in effect even if a premium payment or loan repayment is not made.

CHARGES AND DEDUCTIONS
Below is a summary of the charges and deductions that are applied to the Policy described in this Prospectus. For a more complete explanation of these charges and deductions, see the sections titled "Charges and Deductions" and "Appendix A-Illustrations of Benefits."

FROM PREMIUM

     Front-end Sales Expense Charge - 5% of each premium payment.
     (There is also a deferred sales charge of 25% of the Target Surrender Premium or 25% of the actual premium paid in the first Policy Year, if less. Together these charges total 30%.)

     Premium Taxes - Premium taxes are assessed by the state in which you reside and currently vary by state from 0% to 3.5%.

FROM THE VARIABLE LIFE ACCOUNT

     Mortality and Expense Risk Premium - Equal on an annual basis to 0.90% of the daily net asset value of the Variable Life Account.

     Death Benefit Guarantee Risk Charge - Equal on an annual basis to .15% of the daily net asset value of the Variable Life Account.

     Taxes - The Company is not currently making a deduction for income taxes resulting from the investment operation of any Subaccount; however, it reserves the right to do so at any time.

FROM CASH VALUE

     Monthly Deduction - Deducted from Cash Value at the beginning of each Policy Month and consists of:

          Cost of Insurance for the Policy and any additional benefits provided by rider for the Policy Month; and

          Monthly Administrative Fee - $5 per Policy Month.

FROM SURRENDER VALUES

     Partial Surrender Charge - A percentage of the full surrender charge.

     Partial Surrender Administrative Fee - The lesser of 2% of the amount surrendered or $25.

     Full Surrender Charge - If there is no increase in the Specified Amount, it remains the same for the first 5 Policy Years and declines in policy years 6 through 9 until it is zero. It is the sum of the following:

          Contingent Deferred Administrative Expense Charge - $3.50 per $1,000 on the first $100,000 of Specified Amount, plus $1.50 per $1,000 on the excess above the first $100,000 of Specified Amount. The maximum contingent deferred administrative expense charge is $750;

          Deferred Sales Charge - 25% of the Target Surrender Premium or of the actual premium paid in the first Policy Year, if less; and

          Additional Contingent Deferred Administrative Expense Charge and Deferred Sales Charge which result from an increase in the Specified Amount.

OTHER CHARGES AND FEES

     Maximum Transfer Fee - $25

     Maximum Service Fee for Additional Projections - $25

T. ROWE PRICE FIXED INCOME SERIES, INC., T. ROWE PRICE EQUITY SERIES, INC., T. ROWE PRICE INTERNATIONAL SERIES, INC., AND JANUS ASPEN SERIES

There are annual operating expenses (including investment management and administrative fees) paid out of the assets of the Portfolios.

RISK FACTORS
Following is a summary of the risks associated with the Policy:

INVESTMENT RISK - You will bear the complete investment risk for all Net Premiums you allocate to the Variable Life Account. If the invested assets of the Variable Life Account experience poor investment performance, the Cash Value and, under certain circumstances, the death benefit of the Policy may decrease. The Policy is not intended to be, nor is it suitable as, a short-term savings vehicle.

POLICY LAPSE - Certain charges are deducted monthly from the Cash Value of the Policy. If the guaranteed death benefit is not in effect and if the Cash Value is insufficient to cover the monthly charges, and sufficient premiums are not made during the 61-day grace period, the Policy will lapse and all coverage will terminate without value.

LIMITATIONS ON CASH VALUE - The Cash Value of the Policy will vary and is not guaranteed. The investment performance of the Variable Life Account and the amount of monthly charges deducted affect the Cash Value.

ADVERSE TAX CONSEQUENCES - Your Policy has been designed to comply with the definition of life insurance in the Internal Revenue Code. As a result, the death benefit paid under the Policy should be excludable from the gross income of your Beneficiary. Any earnings in your Policy are not taxed until you take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the Policy is considered a Modified Endowment Contract (MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includable in taxable income. If you are younger than 591/2 when you take money out of a MEC, you may also be subject to a 10% federal tax penalty on the earnings withdrawn. Neither the Company nor the Company's registered sales representatives can provide tax advice. You should consult your own tax adviser before purchasing or making any changes to the Policy, or before exchanging, surrendering or taking loans from the Policy.

                                  THE COMPANY

Sentry Life Insurance Company (the "Company") is a life insurance company formed on October 23, 1958 under the laws of the state of Wisconsin. Its home office is located at 1800 North Point Drive, Stevens Point, Wisconsin. The Company is authorized to write life insurance and annuity contracts in the District of Columbia and in all states except New York. The Company is owned by Sentry Insurance a Mutual Company ("SIAMCO"). SIAMCO is also a Wisconsin insurance company and shares its home office with the Company at 1800 North Point Drive, Stevens Point, Wisconsin. SIAMCO writes property and casualty insurance nationwide. In addition to the Company, SIAMCO owns and controls, either directly or indirectly, a group of insurance and related companies, including Sentry Life Insurance Company of New York and Sentry Equity Services, Inc., a securities broker-dealer.

                           THE VARIABLE LIFE ACCOUNT

Sentry Variable Life Account I (the "Variable Life Account") was established by the Company's Board of Directors on February 12, 1985, under the insurance laws of Wisconsin. The Variable Life Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the Investment Company Act of 1940. However, this does not mean that the Securities and Exchange Commission supervises the management of the Variable Life Account or the Company.

The Variable Life Account is a "segregated asset account." This means:

o The assets of the Variable Life Account are segregated from the assets of the Company's General Account, but remain the property of the Company.

o Other than liabilities connected with the Variable Life Account business, the assets of Variable Life Account cannot be charged with liabilities incurred by the Company in connection with its other business.

o The Company does not guarantee the investment performance of the Variable Life Account.

o The income, gains, and losses, whether realized or unrealized, associated with the investments made with the Variable Life Account's assets are credited to or charged against the Variable Life Account without regard to the Company's other income, gains or losses.

o Company obligations in connection with the Policy are general corporate obligations of the Company.

                    INVESTMENTS OF THE VARIABLE LIFE ACCOUNT

Net Premiums (premiums paid, less applicable deductions) are allocated to the Variable Life Account, which invests in one or more investment Portfolios of T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and Janus Aspen Series at net asset value. The assets of the Variable Life Account are divided by investment portfolio. This creates a series of Subaccounts within the Variable Life Account. The Company may, from time to time, add new investment options.

As the Policy Owner, you may direct the investment of your Net Premiums into one or more of the available investment options, subject to certain conditions, when you complete the Policy application. You may change your selection prospectively without cost by notifying the Company in writing. The change becomes effective for Net Premiums received after the Company receives your written notice.

INITIAL INVESTMENT SELECTION

Prior to and during the Initial Investment Period (a 25-day period starting on the date the Company issues the Policy, which corresponds to the 20-day free look period, plus mailing time), your Net Premiums are invested in the T. Rowe Price Prime Reserve Portfolio even if you selected one or more other investment portfolios on the application. At the end of the 25-day Initial Investment Period, your Cash Value in the T. Rowe Price Prime Reserve Portfolio will be transferred to the investment selection or selections you chose. The Company will automatically make this transfer without cost to you.

After the Initial Investment Period has expired, the Company will allocate your Net Premiums to the Variable Life Account in accordance with your investment selections.

TRANSFERS

Your Net Premiums will continue to be allocated to the Variable Life Account Subaccounts according to the investment selection you made on the application unless you request a transfer. You may transfer all or part of the Subaccount Cash Values between Portfolio(s) subject to the following conditions:

1. You must request a transfer in writing and you must clearly specify three things:

          o the amount to be transferred
          o the Portfolio the transfer is being made from, and
          o the Portfolio the transfer is being made to.

2. The minimum amount that can be transferred is $250, or if the Cash Value in the Subaccount is less than $250, the entire Cash Value will be transferred.

3. You can only make four transfers in any Policy Year. The Company must approve additional transfer requests. A request for a transfer from one Portfolio to two Portfolios, or from two Portfolios to one Portfolio, will count as one transfer.

4. Transfers will become effective during the next Valuation Period following receipt of the written request, provided the written request contains all the necessary information.

5. A fee of $25 per transfer may be deducted from the amount transferred. Currently, the Company does not deduct the transfer fee, but reserves the right to do so in the future.

The Company reserves the right to terminate, suspend or modify the transfer privilege at any time and without notice.

The Company may add new investment options from time to time, and you may have the opportunity to select the added investments subject to limitations imposed by the Company.

TELEPHONE TRANSFERS

Transfers by telephone are permitted if you follow these steps:

(1) Check the "Yes" box in the telephone transfer section of the Policy application form.

(2) Telephone the Company at (800)533-7827. Be prepared to give the customer service representative specific information about the Policy, including the Policy number, and your social security number and/or birth date. You may be required to provide additional information concerning the Policy in order to verify that the request is genuine.

(3) Specific detail must be given to the customer service representative as to the amount to be transferred, the Portfolio the transfer is being made from, and the Portfolio the transfer is being made to.

Transfers requested before 3 p.m. Central Time will take effect that day. Transfers requests received after 3 p.m. Central Time will take effect on the next business day after the request is received.

To prevent losses due to unauthorized or fraudulent transfer instructions, the Company will use reasonable procedures to ensure that a telephone transfer request is genuine. The Company will not be liable for losses incurred in complying with a telephone transfer request it believes is genuine if reasonable procedures were followed to confirm the legitimacy of the request.

The Company has the right to reject any telephone transfer request.

T. ROWE PRICE FIXED INCOME SERIES, INC. AND T. ROWE PRICE EQUITY SERIES, INC.,
T. ROWE PRICE INTERNATIONAL SERIES, INC., AND JANUS ASPEN SERIES

Each Subaccount of the Variable Life Account invests in one Portfolio of T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., or Janus Aspen Series (collectively, the Funds).

Shares of the Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies that may or may not be affiliated with the Company. Certain Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

The Company may enter into certain arrangements under which it is reimbursed by the Funds' advisers, distributors and/or affiliates for the administrative services which it provides to the Portfolios.

The investment objective and policies of certain Portfolios are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the Portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Portfolios have the same investment advisers.

A Portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Portfolio with a small asset base. A Portfolio may not experience similar performance as its assets grow.

T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., and
T. Rowe Price International Series, Inc., are diversified open-end management investment companies of the series type. All are registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

T. Rowe Price Associates, Inc., located at 100 East Pratt Street, Baltimore Maryland, 21202, is registered with the Securities and Exchange Commission as an investment adviser and serves as investment adviser for T. Rowe Price Fixed Income Series, Inc. and T. Rowe Price Equity Series, Inc. As the investment adviser, T. Rowe Price Associates, Inc. is responsible for selection and management of the Portfolio investments. T. Rowe Price Associates, Inc. is not affiliated with the Company, and the Company has no legal responsibility for the management or operation of the Portfolios.

T. Rowe Price International, Inc., the investment adviser for T. Rowe Price International Series, Inc., is a wholly-owned subsidiary of T. Rowe Price Associates, Inc. Its offices are located at 100 East Pratt Street, Baltimore, Maryland 21202.

A summary of the investment objective of each Portfolio is set forth below. There is no assurance that any Portfolio will achieve its objective. More detailed information is contained in each Portfolio's prospectus, including the risks associated with the investments and the investment techniques of each Portfolio.

T. Rowe Price Prime Reserve Portfolio. The investment objectives of the T. Rowe Price Prime Reserve Portfolio are preservation of capital, liquidity, and consistent with these, the highest possible current income. It seeks to attain these objectives by investing in high-quality, U.S. dollar-denominated money market securities.

T. Rowe Price Limited-Term Bond Portfolio. The investment objective of the T. Rowe Price Limited-Term Bond Portfolio is to seek a high level of income consistent with moderate fluctuations in principal value by investing primarily in short- and intermediate-term investment-grade debt securities.

T. Rowe Price Personal Strategy Balanced Portfolio. The investment objective of the T. Rowe Price Personal Strategy Balanced Portfolio is to seek the highest total return over time consistent with an emphasis on both capital appreciation and income. It seeks to attain these objectives by investing in a diversified Portfolio typically consisting of approximately 60% stocks, 30% bonds, and 10% money market securities.

T. Rowe Price Equity Income Portfolio. The investment objective of the T. Rowe Price Equity Income Portfolio is to seek substantial dividend income as well as long-term growth of capital by investing in stocks of large, established companies with higher than average market dividend yields and below average levels of valuation.

T. Rowe Price International Stock Portfolio. The investment objective of the T. Rowe Price International Stock Portfolio is to seek long-term growth of capital through investments primarily in common stocks of established non-United States companies.

Janus Aspen Series is a non-diversified open-end management company series. Janus Aspen Series is registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Janus Aspen Series offers multiple Portfolios, five of which are currently offered in connection with the Policy.

Janus Capital Corporation, 100 Fillmore Street, Denver, Colorado, 80206-4928, registered with the Securities and Exchange Commission as an investment adviser, is the investment adviser to Janus Aspen Series and is responsible for the day-to-day management of the investment portfolios and other business affairs.

Janus Capital Corporation is not affiliated with the Company, and the Company has no responsibility for the management or operations of Janus Aspen Series.

A summary of the investment objectives of the Janus Aspen Series Portfolios are set forth below. There is no assurance that the Portfolios will achieve their objectives. More detailed information is contained in each Portfolio's prospectus, including the risks associated with the investments and the investment techniques of the Portfolios.

Balanced Portfolio. The investment objective of the Balanced Portfolio is to seek long-term growth of capital balanced by current income. The Portfolio normally invests 40% to 60% of its assets in securities selected primarily for their growth potential, and 40% to 60% of its assets in securities selected primarily for their income potential. The Portfolio normally invests at least 25% of its assets in fixed income securities.

Growth Portfolio. The investment objective of the Growth Portfolio is to seek long-term growth of capital in a manner consistent with preservation of capital. The Portfolio pursues its objectives by investing primarily in common stocks selected for their growth potential. Although the Portfolio can invest in companies of any size, it generally invests in larger, more established companies.

Capital Appreciation Portfolio. The investment objective of the Capital Appreciation Portfolio is to seek long-term growth of capital through a non-diversified Portfolio that pursues its objective by investing primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Aggressive Growth Portfolio. The investment objective of the Aggressive Growth Portfolio is to seek long-term growth of capital through a non-diversified Portfolio that invests primarily in common stocks of domestic companies and some foreign companies selected for their growth potential. As a non-diversified Portfolio, it may hold larger positions in a smaller number of securities than a diversified Portfolio. The Portfolio normally invests at least 50% of its equity assets in medium-sized companies.

Worldwide Growth Portfolio. The investment objective of the Worldwide Growth Portfolio is to seek long-term growth of capital in a manner consistent with preservation of capital. The Portfolio pursues its investment objective by investing primarily in common stocks of companies of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even a single country.

SUBSTITUTION OF SECURITIES

If a Subaccount is no longer available for investment by the Variable Life Account, or if the Company's Board of Directors determines that further investment in a Subaccount becomes inappropriate in view of the Variable Life Account's purposes, the Company may substitute another Subaccount already available or that will become available for investment by the Variable Life Account. No substitution of securities in any Subaccount may take place without the prior approval of and subject to the requirements of the Securities and Exchange Commission.
                                   THE POLICY

GENERAL

The Policy described in this Prospectus is an individual flexible premium variable life insurance policy. The Policy is designed to provide you with insurance protection and flexibility in determining your premium payments and death benefit. As long as there is sufficient Cash Surrender Value to pay the monthly charges, or as long as the guaranteed death benefit is in effect, the Policy will not lapse.

HOW TO PURCHASE A POLICY

Complete an application form and give it to your sales representative or send it to:

          Sentry Life Insurance Company
          1800 North Point Drive
          Stevens Point, WI 54481

The first premium payment is due on or before the date the Policy is issued. You should send your first premium payment with the application.

Restrictions:

o The Company will not accept your application for the Policy if you are older than age 75.

o All applications are subject to the Company's underwriting standards, and the Company may, in its sole discretion, reject any application for any reason.

o The initial Specified Amount of the death benefit is subject to the Company's administrative rules. Currently, the initial Specified Amount must be at least $50,000.

FREE LOOK

If you change your mind about purchasing the Policy, you can return it to the Company at the address given on page 1, or to your sales representative. You must return the Policy within 20 days (or longer in states where required) from the date you receive it. When the Company receives the returned Policy, it will be canceled as if it had never been issued and any premiums you paid will be refunded. During the underwriting process and during the free look period, your initial premium payment is allocated to the T. Rowe Price Prime Reserve Portfolio. See "Initial Investment Selection" on page 8.

MEDICAL EXAMINATION

Insurance underwriting is designed to group applicants of the same age and sex into categories that can be expected to produce mortality experience consistent with that class. Based on the Company's underwriting practices, you may be required to obtain a medical examination. Your sales representative will advise you if it is necessary. The cost of insurance, which is deducted monthly from Cash Value, is determined in part on your age, sex, and risk class. There are four risk classes:

          o standard non-smoker
          o standard smoker
          o special non-smoker
          o special smoker

RIGHT TO EXCHANGE POLICY

Within 24 months after the Policy Issue Date, you may exchange the Policy for a permanent fixed premium, fixed benefit life insurance policy issued by the Company, subject to the following conditions:

(1)  The person insured cannot be changed.

(2) Any outstanding Policy loans must be repaid and any other charges or fees due must be paid.

(3) The new policy will have the same Policy Issue Date, issue age, and risk classification as the original Policy.

(4) The Policy Owner and the
     Beneficiary of the new policy will be the same as the Policy Owner and Beneficiary of the original Policy

(5) You may select the amount of the
     death benefit under the new policy, but it must be equal to either:

          a) the initial Specified Amount of the original Policy, OR

          b) the net amount at risk under the original Policy on the date of exchange.

          "Net amount at risk" means the difference between the death benefit and the Cash Value of the Policy.

In order to exchange the Policy, you must take the following action:

          o send a written request for exchange to the Company,

          o return the original Policy to the Company, and

          o pay any outstanding loan amounts or other charges due under the original Policy.

If the Policy's Specified Amount is increased from the initial Specified Amount, and the increase is not due to a change in the death benefit option, the amount of the increase can be exchanged for a permanent fixed premium, fixed benefit life insurance policy issued by the Company. The death benefit payable under the new policy will equal the Specified Amount increase. You may be able to transfer the Cash Value attributable to the Specified Amount increase under the original Policy to the new policy. The Cash Value attributable to the increase is the amount by which total premiums paid exceed the maximum premium limitation (see "Maximum Premium Limitation" on page 13) for the original Policy calculated as if the increase had not occurred. However, the Cash Value of the Specified Amount increase will not be transferred if it would cause the Cash Surrender Value of the original Policy to become negative.

ILLUSTRATIONS

Appendix A of this Prospectus contains illustrations of both projected Cash Values and death benefits based on assumed returns of the Variable Life Account. The illustrations may be helpful in understanding how the Policy works. For illustrations not shown, contact your sales representative.

You may also request a projection of illustrative future death benefits and policy values at any time. You must request illustrations in writing and send it to the Company. You may be charged a maximum fee of $25 for the projection. The illustration will be based on assumptions as to the Specified Amount of the death benefit, anticipated earnings and future premium payments, along with other assumptions that may be appropriate or agreed to by you and the Company.

                                    PREMIUMS

Initial Premium       The initial premium is due on or before the Policy
                      Date and must be paid to the Company at its home office.
                      Coverage will not take effect until the initial premium has been paid and the Policy has been issued during your lifetime.

First Year            The initial premium, together with the first-year planned
Minimum Premium       premiums, must be sufficient to meet the minimum premium
                      requirement under the death benefit guarantee provision for the first year.

Planned Premiums      Although you have the option of making flexible premium
                      payments, you can establish a planned premium payment plan. This will allow you to make premium payments annually, semi-annually, quarterly, or monthly by automatic withdrawal from your checking account. Planned premiums must be in the following minimum amounts, unless the Company specifies a lower amount:

                                                           Planned Premium
                      Frequency of Payment                 Minimum Amount

                      Annual                               $200
                      Semi-Annual                          $125
                      Quarterly                            $ 75
                      Monthly
                      (Automatic Bank Withdrawal Only)     $ 15

                      You may change the frequency and amount of planned premiums by notifying the Company in writing. The Company has the right to limit the amount of any increase in planned premiums. If the Company receives any premium payment that exceeds the planned premium specified, it will be considered an additional premium, subject to the "Additional Premiums" provision of the Policy, which is discussed below.

                      Payment of planned premiums does not guarantee that the Policy will not lapse. This is because even if you make a premium payment, if the Cash Surrender Value is insufficient to pay the monthly charges, and the grace period expires without payment of a sufficient premium payment or loan repayment, the Policy will lapse. How-ever, the death benefit guarantee may be in effect, which will guarantee payment of a death benefit even if the Cash Surrender Value is insufficient, provided certain conditions are met. These conditions are discussed below.

Additional            You may make additional premium payments of at least $50
Premiums              at any time prior to the  Maturity Date of the Policy.
                      The Company reserves the right to limit the amount of additional premium payments in order to meet the requirements and restrictions of federal tax law and related regulations. Premium limitations are set out on the specifications page of the Policy.

Unless you instruct otherwise, all payments the Company receives will be considered premium payments, even if there is a loan outstanding. If you are making a loan repayment, you must state that the payment is to be applied to the outstanding Policy loan.

MAXIMUM PREMIUM LIMITATION

In order to comply with federal tax law, the Company will limit the total amount of premiums, both planned and additional, that may be paid during each Policy Year. This is the "maximum premium limitation." Because the maximum premium limitation is dependent in part on the Policy's Specified Amount, changes in the Specified Amount may affect this limitation. In the event you pay a premium which causes the maximum premium limitation to be exceeded, the Company will accept only that portion of the premium up to the maximum limitation and return the excess to you. Thereafter, no premiums will be accepted until they do not exceed the maximum premium limitation.

DEATH BENEFIT GUARANTEE
If the minimum premium requirement described below is met, the Policy will not lapse, even if the Cash Surrender Value is insufficient to cover the monthly deductions when due.

The minimum premium requirement is met when the sum of all premiums paid is not less than:

(1) the sum of all monthly death benefit guarantee premiums as shown on the specifications page of the Policy, PLUS

(2)  the current Policy indebtedness, PLUS

(3) the sum of all partial surrenders, partial surrender charges, and partial surrender administrative fees, PLUS

(4) the sum of all monthly deductions for any additional benefits provided by a rider to the Policy.

All sums in the minimum premium requirement include values for the current Policy Month.

The initial monthly death benefit guarantee premium is shown on the specifications page of your Policy. This premium will change if you increase or decrease the Specified Amount or if you change the death benefit option. At the time of the change, the Company will recalculate the monthly death benefit guarantee premium based on your age, the death benefit option you have chosen, and the new Specified Amount. Any change in the amount of the death benefit guarantee premium will be shown on a Policy amendment which the Company will send to you.

GRACE PERIOD

If the death benefit guarantee is not in effect, and if the Cash Surrender Value is not sufficient to cover the monthly deduction when due, a grace period of 61 days will be allowed for you to make a premium payment or a loan repayment which is sufficient to cover the monthly deduction. The grace period begins on the Monthly Processing Day during which there is insufficient Cash Surrender Value. The Company will mail a notice to your last known address that the grace period is in effect.

The Policy will not lapse during the grace period. During the grace period, the death benefit will equal the amount of death benefit in effect immediately prior to the grace period, less any outstanding Policy loans and unpaid charges.

Under certain circumstances, even if there is insufficient Cash Surrender Value to cover the monthly deduction, the Policy will not lapse if the death benefit guarantee is in effect.

REINSTATEMENT

After a lapse, you may request that the Policy be reinstated. Policy reinstatement is subject to the following conditions:

     o You must request reinstatement in writing and it must be received by the Company's home office within three years from the date of lapse; AND

     o The Company must receive proof that you, or if you were not the Insured, the person whose life was insured under the Policy, is still insurable; AND

     o You must make a premium payment that is sufficient to cover the monthly deductions for the first two Policy Months following reinstatement.

The Policy will be reinstated on the next Valuation Date following the date that all of the above conditions have been met. If you surrender the Policy for its full Cash Surrender Value, the Company will not reinstate the Policy.

                             CHARGES AND DEDUCTIONS

The following section describes the fees and expenses that you will pay when purchasing, owning, and surrendering the Policy.

DEDUCTIONS FROM PREMIUMS

Sales Charge    The Company deducts a front-end sales expense charge, or
                sales load, of 5% from each premium payment you make. The amount of the sales load deducted in any one Policy Year may not be specifically related to the actual sales expenses incurred in that year. To the extent that the amount deducted does not cover the Company's actual sales expenses, these expenses may be recovered from the charges for mortality and expense risks, the deferred sales charge and from mortality gains.

Premium Tax     The Company deducts the amount of any premium tax owed to
                any state or other governmental entity. Premium taxes currently vary from state to state and range from 0% to 3.5%.

DEDUCTIONS FROM THE VARIABLE LIFE ACCOUNT

Mortality and         The Company deducts a mortality and expense risk premium
Expense Risk          equal on an annual basis, to 0.90% of the daily net asset
Premium               value of the Variable Life Account. This premium
                      compensates the Company for the mortality and expense
                      risks it assumes under the Policy. Mortality risk is the
                      possibility that all Insured persons, as a group, may not
                      live as long as expected. Expense risk is the possibility
                      that the Company's actual expenses may be greater than
                      anticipated.
Death Benefit         The Company deducts a death benefit guarantee risk charge
Guarantee Risk        which is equal, on an annual basis, to 0.15% of the daily
Charge                net asset value of the Variable Life Account. This charge
                      compensates the Company for assuming risks associated with the death benefit guarantee.

Taxes The Company reserves the right to deduct any amount due for income taxes resulting from the investment operation of any Subaccount. The Company does not currently make a deduction for income taxes.

DEDUCTIONS FROM CASH VALUE

Monthly               The Company takes a monthly deduction from the Cash Value
Deduction             of the Policy at the beginning of each Policy Month
                      totaling the sum of:

                    (1) the cost of insurance for the Policy and any additional benefits provided by rider to the Policy; PLUS

                    (2) a $5 monthly administrative fee to reimburse the Company for administering the Policy and the Variable Life Account. This includes issuing policies, underwriting, maintaining policy records, policy service, billing and collecting premium, preparing reports to Policy Owners, accounting, calculating reserves, meeting regulatory reporting requirements, and auditing the Variable Life Account.

How the Charge is Deducted: The monthly deduction is made by canceling accumulation units from each applicable Subaccount in the ratio that the Cash Value of the Subaccount bears to the total of Subaccount Cash Values.

The cost of insurance for the Policy is determined on a Policy Month basis. The amount will vary from month-to-month and depends on the death benefit option in effect, the Cash Value, your age, sex and risk classification. The cost of insurance is calculated by multiplying the difference between the death benefit in effect divided by 1.0040741 and the Cash Value by the monthly mortality charge. Because the investment performance of the Variable Life Account or the level of premium payments will affect the death benefit or the Cash Value, they will also affect the cost of insurance. The Company calculates the cost of insurance for any rider separately.

The mortality charge is based on the Company's current mortality rates, which in turn are based on the Insured person's age, sex and risk class. The risk class will be determined separately for the initial Specified Amount and for any subsequent increase in the Specified Amount that requires evidence of insurability. The Company determines the current mortality rates according to expectations of future mortality experience. These rates are not guaranteed and may be changed from time to time, but will never exceed the maximum rates shown in the "Table of Guaranteed Maximum Mortality Rates" which is included in the Policy. Any change the Company makes in mortality rates will apply to all Insured persons of the same sex, age and risk class. The guaranteed rates for standard risks are based on the 1980 Commissioner's Standard Ordinary Mortality Table, Age Last Birthday. The guaranteed rates for Insured persons classified as smokers or medically substandard are based on a multiple of the 1980 CSO Table. A multiple could be as high as five times the 1980 CSO Table.

Transfer Fee    At its option, the Company may deduct a fee, not to exceed
                $25, for each transfer. The deduction will be made from the amount transferred.

DEDUCTIONS FROM SURRENDERED VALUES

Full Surrender   If you totally surrender the Policy prior to the Maturity
Charge           Date, the Company may impose a full surrender charge. If
                 you totally surrender the Policy during the first nine
                 Policy Years after it is issued, or if you increase the Specified Amount, the Company will impose the full surrender charge. The amount of the full surrender charge will be the total of the four charges outlined below, or a percentage of the total of the four charges, depending on the number of years the Policy, or the increase in Specified Amount, has been in effect. The full surrender charge will remain constant from the date of issue or increase through the 4th Policy Year, and then it is reduced each year until it reaches zero in the 10th year.
                 The amount of the full surrender charge is determined by multiplying the total of the four charges by the applicable percentage. The applicable percentages are shown below where the year is the number of full Policy
                 Years from the date the Policy was issued, or from the Policy Anniversary Date on or preceding the date of each increase in the Specified Amount, to the date of surrender.

                 Completed Policy Years  Applicable Percentages
                         0-4                     100
                           5                      80
                           6                      60
                           7                      40
                           8                      20
                           9+                      0

       The four charges used to calculate the full surrender charge are:

       (1) Contingent Deferred Administrative Expense Charge. This charge is calculated as $3.50 per $1,000 of the first $100,000 of the Specified Amount, plus $1.50 per $1,000 of the excess above $100,000. The maximum contingent deferred administrative charge is $750. This charge covers the administrative expenses in connection with issuing the Policy.

       (2) Deferred Sales Charge. This charge is calculated as 25% of the Target Surrender Premium, or 25% of the actual premiums you paid in the first Policy Year, if less. The amount of the Target Surrender Premium is shown on the specifications page of your Policy and is calculated to be less than or equal to the guideline annual premium as defined in the applicable rules and regulations under the Investment Company Act of 1940.

       (3) Additional Contingent Deferred Administrative Expense Charge. This charge may result from an increase in the Specified Amount. The maximum charge is calculated as $3.50 per $1,000 of the first $100,000 of the Specified Amount increase, plus $1.50 per $1,000 above $100,000. The maximum charge is $750 for each increase in the Specified Amount.

       (4) Additional Deferred Sales Charge. This charge may result from an increase in the Specified Amount and is 25% of the lesser of:

                 a) the Target Surrender Premium for the increase
                    in the Specified Amount as shown on the Policy amendment; or

                 b) the portion of the actual premiums paid in
                    the first 12 Policy Months following the effective date of the increase in the Specified Amount that exceeds the Target Surrender Premium for the Policy that was in effect prior to the increase in the Specified Amount.

       Explanations: The Target Surrender Premium is based on your age and sex on the date an increase in the Specified Amount is effective. The Company reserves the right to require a minimum premium payment during the first 12 months following the effective date of an increase in the Specified Amount.

       The full surrender charge as calculated above will be reduced by the total of all partial surrender charges previously deducted. In no event will the full surrender charge be less than zero. There are five factors that contribute to the maximum surrender charge you could pay. These factors are your age, your sex, your risk category, the Specified Amount, and the premium paid during the first Policy Year or in the year following an increase in Specified Amount.

       Examples:   Age 35, male, non-smoker,  $6.46 per $1,000
                   death benefit option 1     of Specified Amount

                   Age 55, male, smoker,      $14.22 per $1,000
                   death benefit option 2     of Specified Amount

                   Age 75, male, smoker,      $40.38 per $1,000
                   death benefit option 2     of Specified Amount

       A decrease in the Specified Amount will not change any existing surrender charges.

Partial Surrender  The Company may impose this charge when the Policy is
Charge partially surrendered; that is, when you withdraw a portion of the Cash Value. The partial surrender charge is a percentage of the full surrender charge equal to the percentage of Cash Surrender Value being withdrawn. For example, if the partial withdrawal is 20% of the Policy's Cash Surrender Value, then 20% of the full surrender charge will be imposed.

Partial Surrender  The Company imposes this charge to compensate it for
Administrative     processing the partial surrender. It is the lesser of 2%
Charge             of the amount surrendered or $25.

                   Explanation: The partial surrender charge and the partial surrender administrative charge are in addition to the amount surrendered. The charges will be deducted proportionately from all the Subaccounts in which the Policy is invested unless you designate a specific Subaccount; however, the deduction for these charges is not subject to the surrender charge.

ANNUAL EXPENSES OF T. ROWE PRICE FIXED INCOME SERIES, INC., T. ROWE PRICE EQUITY SERIES, INC., T. ROWE PRICE INTERNATIONAL SERIES, INC., AND JANUS ASPEN SERIES.

There are deductions from and expenses paid out of the assets of the available Portfolios, which are summarized below. See the accompanying prospectuses for a complete description.

                                                  Investment Management       Other        Total Annual
Portfolio                                         and Administration Fees     Expenses     Expenses
T. Rowe Price Fixed Income Series, Inc.
  o T. Rowe Price Prime Reserve Portfolio                        0.55%        0.00%        0.55%
  o T. Rowe Price Limited-Term Bond Portfolio                    0.70%        0.00%        0.70%
T. Rowe Price Equity Series, Inc.

  o T. Rowe Price Personal Strategy Balanced Portfolio           0.90%        0.00%        0.90%
  o T. Rowe Price Equity Income Portfolio                        0.85%        0.00%        0.85%
T. Rowe Price International Series, Inc.
  o T. Rowe Price International Stock Portfolio                  1.05%        0.00%        1.05%
Janus Aspen Series
  o Balanced Portfolio                                           0.65%        0.01%        0.66%
  o Growth Portfolio                                             0.65%        0.02%        0.67%
  o Aggressive Growth Portfolio 0.65%                            0.01%        0.66%
  o Capital Appreciation Portfolio                               0.65%        0.02%        0.67%
  o Worldwide Growth Portfolio                                   0.65%        0.04%        0.69%


Portfolios of T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc. and T. Rowe Price International Series, Inc. have an annual all-inclusive Investment Management and Administrative Fee based on their average daily net assets, which includes all expenses related to the Portfolios. The Portfolios calculate and accrue the fees daily. Expenses for the Janus Aspen Series Portfolios are based on expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee.

GROUP ARRANGEMENTS

The following charges and minimum amounts may be reduced or eliminated when the Policy is issued to individuals or a group of individuals resulting in sales or administrative expense savings:

        o front-end sales charge
        o monthly administrative charge
        o deferred sales charge
        o deferred administrative expense charge
        o minimum premium
        o minimum amount of insurance

The Company will determine if a group is entitled to have the charges and minimum amounts reduced or eliminated based on these four factors:

(1) The size and type of group. Generally, sales expenses for larger groups are less than for small groups because more policies can be issued to a large group with fewer sales contacts.

(2) The total amount of premium that will be received. Per-policy sales expenses are likely to be less on larger premiums payments than on smaller ones.

(3) Any prior or existing relationship with the Company. Per-policy sales and administrative expenses are likely to be less when an established relationship exists.

(4) Other group factors may come to light that warrant a reduction or elimination of the charges and minimum amounts.

From time to time, the Company may modify both the amounts of reductions and the criteria for qualification, but in no event will reduction or elimination of these charges or of any other provision of the Policy be permitted if it will be unfairly discriminatory to any person.

                           POLICY BENEFITS AND RIGHTS
DEATH BENEFIT

A death benefit will be payable as long as the Policy is in effect. The death benefit will be reduced by any outstanding Policy loans and any unpaid charges applicable to the Policy. If you are the Insured, when you die, the death benefit will be paid to the named Beneficiary. All or part of the death benefit may be paid in cash or applied under one or more of the optional settlement plans.

DEATH BENEFIT OPTIONS

There are two death benefit options available, and the amount of the death benefit will depend on the death benefit option in effect at the time of your death. You may elect one of two options to determine the amount of the death benefit.

        Option 1 The death benefit equals the greater of the Specified Amount or the Cash Value multiplied by the applicable corridor percentage.

        Option 2      The death benefit is the greater of

                        (a) the Specified Amount PLUS the Cash Value; or
                        (b) the Cash Value multiplied by a corridor percentage.

The Specified Amount and the Cash Value used to determine the death benefit will be calculated at the end of the Valuation Period next following the date of your death.
                              Corridor Percentages

                Age             %      Age      %      Age      %
                40 or less      250     55      150     70      115
                41              243     56      146     71      113
                42              236     57      142     72      111
                43              229     58      138     73      109
                44              222     59      134     74      107
                45              215     60      130     75      105
                46              209     61      128     76      105
                47              203     62      126     77      105
                48              197     63      124     78      105
                49              191     64      122     79-90   105
                50              185     65      120     91      104
                51              178     66      119     92      103
                52              171     67      118     93      102
                53              164     68      117     94      101
                54              157     69      116     95+     100

Under both Option 1 and Option 2, premium payments and favorable investment results will increase the Cash Value. However, increased Cash Value has a different effect on each option.

           Effect of Increased Cash Value on Death Benefit Options

        Option 1                                  Option 2

Decreases amount of the monthly           Increases the Policy's death benefit
deductions and the amount of premium
necessary to keep the Policy in effect.

Increases the amounts available for       Increases the amounts available for
Policy loans and surrenders.              for Policy loans and surrenders.

Your insurance goals should determine the death benefit option you choose.

     Choose Option 1 if you are satisfied with the amount of your life insurance coverage and prefer to have premium payments and favorable investment results reflect an increase in Cash Value.

     Choose Option 2 if you prefer to have favorable investment results partly reflect an increase in the death benefit.

CHANGING DEATH BENEFIT OPTIONS

You may change the death benefit option you have selected by sending a written request to the Company. When the Company approves the request, the change will take effect on the Monthly Processing Day next following the date the Company receives the request. A change may result in a new Specified Amount and you may be asked to provide evidence of insurability satisfactory to the Company before the change will be made.

          A change from Option 2 to Option 1

          will increase the Specified Amount by the Policy's Cash Value calculated at the end of the Valuation Period next following the effective date of the change. When Option 2 is changed to Option 1, the Company may require evidence of insurability.

          A change from Option 1 to Option 2

          will decrease the Specified Amount by the Policy's Cash Value calculated at the end of the Valuation Period next following the effective date of the change.

Changing the death benefit option will also change the cost-of-insurance charge for the duration of the Policy. The mortality charge is the same under both options, but the difference between the death benefit and the Cash Value varies directly with the Cash Value under Option 1, but is constant under Option 2, unless the death benefit is determined by applying a corridor percentage.

CHANGING THE SPECIFIED AMOUNT

You may increase or decrease the Specified Amount of the death benefit by sending a written request to the Company. Any change is subject to the following conditions:

     o    The Specified Amount cannot be changed during the first Policy Year.

     o The Specified Amount can only be changed once during any subsequent Policy Year.

     o The Specified Amount cannot be less than the minimum Specified Amount, which is currently $50,000, unless the Company's current rules allow a lower amount.

A decrease will become effective on the Monthly Processing Day following the date the Company receives a request and will be effected on a last-in-first-out basis. That is, for purposes of determining the cost of insurance charge, a decrease will apply to the Specified Amount provided by the most recent increase; then the next most recent increase successively; then the initial Specified Amount. The Company will not permit a decrease in the Specified Amount if the decrease causes the Policy to violate the maximum premium limitation (see "Maximum Premium Limitation" on page 13). The Company will impose a deferred sales charge when the Specified Amount is decreased.

You must submit a supplemental application to request an increase in the Specified Amount. You will be required to provide satisfactory evidence of insurability. Any increase approved by the Company will become effective on the Monthly Processing Day next following the Company's approval. An increase will not become effective if the Policy's Cash Surrender Value is insufficient to cover the monthly deduction for the Policy Month following the increase. When the Specified Amount is increased, you have the right to the free-look and Policy exchange privileges.

EFFECTS OF CHANGING THE SPECIFIED AMOUNT

Changing the Specified Amount will result in a change in the cost of insurance charge because the amount of the cost of insurance charge depends on the difference between the death benefit option in effect and the Cash Value.

In addition, changing the Specified Amount may affect the premium requirement for the minimum death benefit guarantee.

Whenever the Specified Amount is
increased, a separate full surrender charge will be calculated based on the amount of the increase, unless the increase is due to a change from death benefit Option 2 to death benefit Option 1. No increase will be allowed if the Policy does not have sufficient Cash Surrender Value to support the additional deferred charges. As a condition following an increase, the Company may require payment of additional premium equal to the first year minimum premium that would be charged based on the then-age and risk class for a newly-issued policy with a Specified Amount equal to the amount of increase. Because the cost of insurance varies directly with the difference between the death benefit and the Cash Value, an increase in the Specified Amount will generally require higher premium payments to support the Policy.

Example: Assume a 40-year-old non-smoker buys a $100,000 policy and chooses death benefit Option 1. Also assume that all policy charges and deductions are made and that the net investment return after all asset-based charges are deducted is 6% (7.98% gross investment return). The following table shows the effect on Cash Values and Cash Surrender Values under three alternatives:

     (1)  the Specified Amount is not changed
     (2)  the Specified Amount is increased to $250,000
     (3)  the Specified Amount is decreased to $50,000

The changes occur five years after the policy is issued.

          No change in                    Increase in Specified            Decrease in Specified
          Specified Amount                Amount to $250,000               Amount to $50,000

                  Sum of                 Cash         Sum of                 Cash         Sum of               Cash
End of            Premiums     Cash      Surrender    Premiums     Cash      Surrender    Premium     Cash     Surrender
Policy Year       Paid         Value     Value        Paid         Value     Value        Paid        Value    Value
5                 $7,563       $ 6,582   $ 6,000      $ 7,563      $  6,582  $  6,000     $  7,563     $ 6,582  $ 6,000
6                  9,076         8,097     7,660       11,931        10,522     8,947        8,121       7,296    6,859
7                 10,589         9,683     9,391       16,299        14,652    13,223        8,679       8,042    7,751
10                15,127        14,894    14,894       29,403        28,289    27,379       10,353      10,490   10,490
20                30,253        38,036    38,036       73,084        90,226    90,226       15,934      21,350   21,350
Age 65            57,817        53,891    53,891       94,924       134,196   134,196       18,724      28,929   28,929


Explanation: The premium paid in all cases assumed to be equal to the minimum death benefit guarantee premium, which would be $1,513 at issue, increases to $4,368 when the Specified Amount is increased to $250,000, and decreases to $558 when the Specified Amount is decreased to $50,000.

POLICY MATURITY

If the Policy is in effect on the Policy Anniversary Date on or after your 95th birthday, the Policy will mature and the Cash Value, less any amounts owed for Policy loans calculated at the end of the Valuation Period following the Maturity Date, will be paid to you. You may take the Cash Value in a lump sum or payment can be made under a settlement option acceptable to the Company.

CASH VALUE

The Policy's Cash Value is the sum of the Subaccount Cash Values and any Cash Value held in the Company's General Account to secure a Policy loan. Cash values will be determined at the end of every Valuation Period and may change on each Valuation Date. The Cash Value will vary with the investment performance of the underlying Portfolios and in relation to the charges deducted and the premiums paid. THERE IS NO GUARANTEED MINIMUM CASH VALUE.

DETERMINATION OF ACCUMULATION UNIT

An accumulation unit is an accounting unit of measure used to calculate Policy values. The value of an accumulation unit may vary from Valuation Period to Valuation Period. Net premiums allocated to a Subaccount are credited in accumulation units. Charges deducted from a Subaccount, including monthly deductions, result in cancellation of accumulation units. The number of accumulation units credited to or canceled from a Subaccount is determined by dividing the dollar value of the credit or cancellation by the value of one accumulation unit.

Example:   Dollar value of credit (net premium payment)            =    $100
           Value of one Subaccount accumulation unit               =    $ 10
          $100 / $10 = 10 accumulation units credited to Subaccount

The Subaccount Cash Value is determined by multiplying the number of accumulation units attributable to the Subaccount by the value of one accumulation unit for the Subaccount.

Example:  Number of Policy Owner accumulation units
          in Subaccount                                   =       250
          Value of one Subaccount accumulation unit       =       $10
          250  x  $10 = $2,500 Cash Value

Initially, the value of one accumulation unit was set at $10. For each subsequent Valuation Period, the Company determines the accumulation unit value. It does this by

(1)  determining the total amount of money invested in the particular
     Subaccount;

(2) subtracting from that amount the mortality and expense risk premium, the death benefit guarantee risk charge and any other charges, such as taxes, the Company has deducted; and

(3)  dividing this amount by the number of outstanding accumulation units.

POLICY SURRENDER

While the Policy is in effect, you may request a partial or full surrender of the Policy. Your request for a surrender must meet the following requirements:

     o it must be in writing
     o it must made while the Policy is in effect
     o it must be made during your lifetime
     o it must be made prior to the Maturity Date

PARTIAL SURRENDER

A partial surrender is treated as a withdrawal of part of the Policy's Cash Value. The amount of the surrender will be taken from the Cash Value of the Subaccount or Subaccounts you designate and will result in cancellation of Subaccount accumulation units. Unless you specify otherwise, accumulation units will be canceled from each applicable Subaccount in the ratio that the Cash Value of each Subaccount bears to the total of all Subaccount Cash Values.

The Company will deduct a partial surrender administrative charge equal to 2% of the amount surrendered or $25, whichever is less. The Company may also deduct a partial surrender charge.

The Policy's Cash Value and death benefit will be reduced by the sum of (

1)   the amount of the partial surrender, PLUS
(2)  the partial surrender administrative charge, PLUS
(3)  the partial surrender charge.

If you have selected death benefit Option 1, a partial surrender will cause the Specified Amount to decrease by the sum of

(1)  the amount of the partial surrender, PLUS
(2)  the partial surrender administrative charge, PLUS
(3)  the partial surrender charge.

While there currently is no limit to the number of partial surrenders that you can make during a Policy Year, the Company reserves the right to impose a limit.

You should consult your tax adviser as to the possible tax consequences if the amount of the partial surrender exceeds premiums paid. It may be more advantageous for you to take out a Policy loan if the need for cash is temporary.

FULL SURRENDER

Under a full surrender, the Company will pay you the entire Cash Surrender Value of the Policy and the Policy will terminate. The full Cash Surrender Value is equal to the Cash Value calculated at the end of the Valuation Period next following the date on which the Company receives the request for full surrender, less any outstanding Policy loans and less the full surrender charge. The full surrender charge is calculated as of the end of the Valuation Period next following the date on which the Company receives the request for a full surrender.

POLICY LOANS

As long as the Policy is in effect, you may obtain a loan from the Company using the Policy as the only security, subject to the following restrictions:

     o You cannot make a request before the first Anniversary Date of the Policy.
     o    You must make the request in writing.
     o    The maximum loan amount is 90% of (a) MINUS (b), where:

          (a)  is the Policy's Cash Value, and
          (b) is the full surrender charge at the end of the Valuation Period during which the loan request is received.

     o The maximum amount you can borrow at any one time is the maximum loan amount, less any outstanding Policy indebtedness, including any other outstanding Policy loans.

     o If the loan is approved, the Company will send a check within seven days after it receives the loan request.

     o Payment of any loan proceeds may be suspended under certain circumstances as detailed in the section entitled "Suspension of Payments."

     o Loan proceeds may be taxable if the Policy is a modified endowment contract. See "Federal Tax Status."

ALLOCATION OF LOANS

At the end of the Valuation Period during which the loan is made, a portion of the Cash Value equal to the loan amount will be transferred from the Subaccounts of the Variable Life Account into the General Account of the Company. The amount transferred to the General Account does not participate in the investment experience of the Variable Life Account. The amount of any interest due on the loan that remains unpaid is also transferred to the General Account. These transfers result in the cancellation of accumulation units within the Subaccounts of the Variable Life Account. Unless you specify otherwise, accumulation units will be canceled from each applicable Subaccount in the ratio that the Cash Value of each Subaccount bears to the total of all Subaccount Cash Values.

INTEREST CHARGED

The Company will charge an annual effective interest rate of 8% on Policy loans. Interest is due at the end of each Policy Year. Unpaid interest will be added to the existing Policy loan and charged interest at 8%.

INTEREST CREDITED

Interest will accrue daily on the Cash Value held in the General Account at an annual rate of 6% and will be credited at the end of each Policy Year. Credited interest will be transferred to the Variable Life Account and allocated to the Subaccounts in the same manner that premium payments are allocated to the Subaccounts.

LAPSE DUE TO LOAN

Policy indebtedness is the sum of all outstanding Policy loans and accrued interest. If Policy indebtedness causes the Cash Surrender Value of the Policy to equal zero or become negative, and the death benefit guarantee is not in effect, the Company will notify you, along with any collateral assignee of record, that the Policy will lapse and terminate without value. In order to prevent the Policy from lapsing and terminating without value, you must make a payment to the Company within 61 days from the date the notice is sent. The payment must at least equal the amount by which the Policy indebtedness exceeds the Cash Value less any remaining surrender charges. Policy indebtedness will affect the applicability of the death benefit guarantee.

LOAN REPAYMENT

You may repay Policy loans in full or in part at any time while the Policy is in effect. Outstanding Policy loans and accrued interest are subtracted from final payments made under the Policy. These are:

     o    the death benefit paid on your death

     o    the Cash Value when there is a full surrender of the Policy

     o    the Cash Value payable at the Maturity Date

When you make a Policy loan payment, an amount equal to the payment is transferred from the Cash Value in the General Account securing the loan to the Variable Life Account and is allocated to the Subaccounts in the same manner that premium payments are allocated to the Subaccounts. If you send a loan payment to the Company, you must indicate that it is a loan repayment. Otherwise, the payment will be treated as a premium payment.

                            OTHER POLICY PROVISIONS
POLICY OWNER

It is assumed that the Policy Owner is the Insured, unless otherwise specified in the Policy application. The Policy Owner may exercise all rights and privileges granted under the Policy without the consent of any revocable Beneficiary.

CONTINGENT POLICY OWNER

If you are the Policy Owner, but not the Insured, you may name a Contingent Policy Owner. In that situation, if you die before the Insured, the Contingent Policy Owner you have named in the application becomes the Policy Owner and possesses all rights of the Policy Owner. At your death, if the Contingent Policy Owner is deceased, or if you have not named a Contingent Policy Owner, ownership of the Policy passes to your estate.

CHANGING THE POLICY OWNER OR CONTINGENT POLICY OWNER

By providing the Company with a dated and signed written notice, you may change the Policy Owner or the Contingent Policy Owner if you are not also the Insured. After the Company records the change, it becomes effective as of the date of the written notice. The Insured does not have to be living when the Company records a change in Policy Owner in order for the change to be effective. You do not have to be living when the Company records a change of Contingent Policy Owner in order for it to be effective. The Company will not be responsible for any payment made or any other action taken before it records a change.

BENEFICIARY

The Beneficiary is named in the application. If, for whatever reason, there is no Beneficiary when the Insured dies, the Company will pay the death benefit to you as the Policy Owner, or to your estate if you are deceased when the Insured dies. If the Beneficiary dies at the same time or within 10 days of the Insured, the death benefit will be paid as though the Beneficiary died before the Insured.

CHANGING THE BENEFICIARY

By providing the Company with a dated and signed written notice, you may change the Beneficiary. After the Company records the change, it becomes effective as of the date of the written notice. The Insured does not have to be living when the Company records a change in Beneficiary in order for it to be effective. The Company will not be responsible for any payment made or any other action taken before it records the change.

ASSIGNMENT

As the Policy Owner, you may assign the Policy as collateral. The Company is not responsible for the validity or effect of any collateral assignment. The interest of any revocable Beneficiary will be subject to the terms of the assignment. The Company will not be responsible for knowledge of any assignment until it receives written notice of the assignment and records the assignment.

INCONTESTABILITY

Except if you fail to pay premiums, the Company will not contest the validity of the Policy after it has been in effect during the Insured's lifetime for two years from the date the Policy was issued. This will not apply to any riders to the Policy. Any increase in the Specified Amount after the date the Policy is issued will be incontestable only after the increase has been in effect during the Insured's lifetime for two years after the effective date of the increase.

MISSTATEMENT OF AGE OR SEX

If your age or sex has been misstated in the application, the death benefit will be adjusted by the difference between the monthly charges actually deducted and the monthly charges that would have been deducted at the correct age and sex. The adjustment will be accumulated based on investment returns that were credited to the Cash Value.

NO DIVIDENDS

The Policy is non-participating, which means you will not receive dividends or share in the Company's profits or surplus.

OPTIONAL SETTLEMENT PLANS

The Company will pay benefits under the Policy in one lump sum unless you choose an optional settlement plan. The following provisions apply:

     o You may choose a settlement plan while the Policy is in effect and while the Insured is living.

     o If you have not chosen a settlement plan, your Beneficiary may choose one after your death.

     o In order to choose a settlement plan, you must send a dated and signed written notice to the Company.

     o If approved by the Company, the plan you choose will be effective from the date the notice was signed.

     o The Company will not be responsible for any payment made or other action taken before the selection has been recorded by the Company.

You can choose from the following settlement plans:

Plan 1             The Company will hold the Policy proceeds in the General
Proceeds Held      Account and make payments at the times and in the amounts
at Interest        that you and the Company agree on, as long as the Policy
                   remains in effect. Payments can be made monthly, quarterly, annually, or in a lump sum, or any other mode that you and the Company may agree on. The Company will credit the Policy proceeds held with an effective annual interest rate of at least 4%. When the payee dies, any remaining Policy proceeds will be paid to his or her estate, unless otherwise specified.

Plan 2             The Company will make monthly payments in a fixed amount
Lifetime Payments  as long as the payee lives. A guaranteed number of
with a Guarantee   payments maybe chosen. If the payee dies before the
                   guaranteed number of payments has been made, the Company will continue the payments until the guaranteed number of payments has been made.

                             SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone any payment under the Policy when:

(1) the New York Stock Exchange is closed (on other than customary weekend and holiday closings);

(2)  trading on the New York Stock Exchange is restricted;

(3) an emergency exists and it is not reasonably practicable to dispose of the securities held in the Variable Life Account, or it is not reasonably practicable to determine the net asset value of the Variable Life Account; or

(4) during any other period when the Securities and Exchange Commission permits suspension of payments.

The applicable rules and regulations of the Securities and Exchange Commission will control as to whether conditions (2) or (3) exist.

                               FEDERAL TAX STATUS

NOTE: THE FOLLOWING DISCUSSION IS BASED ON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL TAX LAWS APPLICABLE TO LIFE INSURANCE IN GENERAL. THE COMPANY CANNOT PREDICT IF THESE LAWS WILL CHANGE. SECTION 7702 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), DEFINES THE TERM "LIFE INSURANCE CONTRACT" FOR PURPOSES OF APPLYING THE TAX LAWS TO LIFE INSURANCE POLICIES. THE COMPANY BELIEVES THAT THE POLICY QUALIFIES AS A LIFE INSURANCE CONTRACT UNDER
SECTION 7702; HOWEVER, THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE POLICY. YOU BEAR THE COMPLETE RISK THAT THE POLICY MAY NOT BE DEEMED A LIFE INSURANCE CONTRACT BY THE INTERNAL REVENUE SERVICE ("IRS"). THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND YOU SHOULD UNDERSTAND THAT THERE MAY BE SPECIAL FEDERAL TAX RULES NOT DISCUSSED IN THIS PROSPECTUS THAT ARE APPLICABLE IN CERTAIN SITUATIONS. YOU ARE CAUTIONED TO CONSULT YOUR OWN TAX ADVISER REGARDING HOW FEDERAL TAX LAWS MAY APPLY TO THE POLICY.

INTRODUCTION

This discussion of federal tax status is general in nature and is not intended to provide you with tax advice. You should discuss the applicability of federal tax laws on the Policy with your tax adviser. No attempt has been made to consider any state tax laws or any other tax laws. The Company is not making any representations or guarantees that current federal tax laws will not be changed or that current interpretations of the federal tax laws will not be changed. The Company is taxed as a life insurance company under federal tax laws. For federal income tax purposes, the Variable Life Account is not a separate entity from the Company and its operations form a part of the Company.

MODIFIED ENDOWMENT CONTRACTS

Federal tax laws alter the treatment accorded to loans and certain distributions from life insurance policies that are considered to be modified endowment contracts. Generally, the variable life insurance policy described in this Prospectus will not be considered a modified endowment contract.

A modified endowment contract is a contract which is entered into or materially changed on or after June 21, 1988, and fails to meet the 7-pay test. A policy fails to meet the 7-pay test when the cumulative amount paid under a contract at any time during the first 7 years of the contract exceeds the sum of the net level premiums that would have been paid on or before such time if the contract provided for paid-up future benefits after the payment of 7 level annual premiums. A material change includes any increase in the future benefits or addition of qualified additional benefits provided under a contract unless the increase is due to

o the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first 7 years of the contract; or
o the crediting of interest or other earnings (including dividends) with respect to such premiums.

Additionally, any policy issued in exchange for a policy classified as a modified endowment contract will be treated as a modified endowment contract regardless of whether it meets the 7-pay test. However, an exchange under
Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a modified endowment contract if no additional premiums are paid. Due to the flexible premium feature of a variable life insurance policy, the circumstances of each policy will be considered individually in determining whether it will be treated as a modified endowment contract.

If a policy is determined to be a modified endowment contract, partial or full surrenders and/or loan proceeds are taxable to the extent of income in the policy. Such distributions are deemed to be on a last-in-first-out basis, which means that the taxable income is distributed first. Loan proceeds and/or surrender payments, including those resulting from the lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of loans or surrenders. The penalty will not apply to any distribution:

     o made to a taxpayer who is at least age 591/2 on the date of the distribution;

     o made to a taxpayer who is disabled as defined in Section 72(m)(7) of the Code; or

     o made as part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If a policy is not classified as a modified endowment contract, then any surrenders will be treated first as a recovery of the investment in the policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the policy within the first 15 years after the policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the policy.

Any loan from a policy that is not classified as a modified endowment contract will be treated as indebtedness of the Policy Owner and not as a distribution. Upon complete surrender ( or lapse of the Policy) or when maturity benefits are paid, if the amount received plus loan indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the Policy Owner, the excess generally will be treated as ordinary income.

Interest paid on a policy loan is generally not deductible. Furthermore, no deduction will be allowed for interest on a loan under a policy covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

YOU SHOULD CONSULT YOUR OWN TAX ADVISER REGARDING THE TREATMENT OF YOUR POLICY AND THE POSSIBLE TAX CONSEQUENCES OF TAKING LOANS OR SURRENDERS FROM YOUR POLICY.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the U.S. Treasury Department. If it is determined that your variable life insurance policy does not qualify as a life insurance contract, you will be liable for federal income taxes on the earnings portion of the Policy prior to receiving any pay-outs from the policy. The Code has a safe harbor provision which provides that life insurance policies, such as your variable life Policy, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

In 1989, the Treasury Department issued regulations which amplify the diversification requirements for variable contracts and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if

          o no more than 55% of the value of the total assets of the portfolio is represented by any one investment;

          o no more than 70% of the value of the total assets of the portfolio is represented by any two investments;

          o no more than 80% of the total assets of the portfolio is represented by any three investments;

          o no more than 90% of the total assets of the portfolio is represented by any four investments.

For purposes of the regulations, all securities of the same issuer are treated as a single investment and each U.S. government agency or instrumentality is treated as a separate issuer.

The Company intends that all underlying assets of the Variable Life Account will be managed in order to comply with these diversification requirements.

Currently, there is no official guidance as to whether, or under what circumstances, control of the investments of the Variable Life Account by the owners of variable life policies will cause the owners to be treated as owners of the assets of the Variable Life Account, thereby causing the variable life policy to lose its favorable tax treatment.

The amount of Policy Owner control which may be exercised under the Policy is different in some respect from the situations addressed in published rulings issued by the IRS in which it was held that a policy owner was not the owner of the assets of a separate account. It is unknown whether these differences, such as the Policy Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Policy Owner to be considered the owner of the assets of the Variable Life Account.

In the event any forthcoming guidance or ruling sets forth a new position, the guidance or ruling will generally be applied only prospectively. However, if the ruling or guidance does not set forth a new position, it may be applied retroactively, resulting in the Policy Owner being retroactively determined to be the owner of the assets of the Variable Life Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

TAX TREATMENT OF THE POLICY

The Policy has been designed to comply with the definition of a life insurance contract contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires that mortality and other expense charges be reasonable. In establishing these charges, the Company has relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a policy issued on a substandard risk basis and thus it is even less clear whether a Policy issued on such basis would meet the requirements of Section 7702 of the Code.

While every attempt has been made by the Company to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the IRS will not concur with the Company's interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult a tax adviser regarding the tax consequences of purchasing the Policy.

TAX TREATMENT OF SETTLEMENT OPTIONS

Under the Code, a portion of the settlement option payments which are in excess of the death benefit proceeds are included in the beneficiary's taxable income. Under a settlement option payable for the lifetime of the beneficiary, the death benefit proceeds are divided by the beneficiary's life expectancy (or joint life expectancy in the case of a joint and survivor option) and proceeds received in excess of these prorated amounts are included in taxable income. The value of the death benefit proceeds is reduced by the value of any period certain or refund guarantee. Under a fixed payment or fixed period option, the death benefit proceeds are prorated by dividing the proceeds over the payment period under the option. Any payments in excess of the prorated amount will be included in taxable income.

POLICY PROCEEDS

The tax treatment accorded to loan proceeds and/or surrender payments from the Policy will depend on whether the Policy is considered to be a modified endowment contract. Otherwise, the Policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit is excluded from the gross income of the Beneficiary under Section 101(a) of the Code. Also, you, as the Policy Owner are not deemed to be in constructive receipt of the Cash Value or Cash Surrender Value, including increments thereon, under the Policy until there is a distribution of such amounts.

If death benefit proceeds are held by the Company at interest, any interest credited is included in the Beneficiary's taxable income for the year in which the interest is credited. If the Policy death proceeds are paid under the lifetime payments with a guarantee plan, the payments will be prorated between the amount attributable to the death benefit, which is excluded from the Beneficiary's income, and the amount attributable to interest, which is included in the Beneficiary's income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

MULTIPLE POLICIES

Federal tax laws provide that multiple modified endowment contracts which are issued within a calendar year period to the same Policy owner by one company or its affiliates are treated as one modified endowment contract for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from the combination of contracts. You should consult a tax adviser prior to purchasing more than one modified endowment contract in any calendar year period.

TAX TREATMENT OF ASSIGNMENTS

Assigning or pledging the Policy may be a taxable event. You should consult a tax adviser before assigning or pledging the Policy.

QUALIFIED PLANS

The Policy may be used in conjunction with certain qualified retirement plans. Because the rules governing such use are complex, you should consult with a pension consultant before purchasing the Policy.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includable in gross income of the Policy Owner are subject to federal income tax withholding. However, in most cases, you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

                      VARIABLE LIFE ACCOUNT VOTING RIGHTS

The Company is the legal owner (shareholder) of the Portfolio shares. However, the Company believes that when a Mutual Fund solicits proxies in connection with a vote of shareholders, it is required to obtain from you, and other affected Policy Owners, instructions as to how to vote those shares.

For purposes of voting the Mutual Fund shares held in the Variable Life Account at a shareholder meeting of the Mutual Fund, your voting interest will be determined as follows: you may cast one vote for each $100 of Cash Value of your Policy allocated to the Subaccount on the record date for the shareholder meeting of the Mutual Fund. If, however, you have a Policy loan outstanding, any amount transferred from the Variable Life Account to the General Account in connection with the loan will not be considered in determining your voting interest.

If a Mutual Fund holds a shareholder meeting at which you are entitled to vote, you will receive periodic reports, proxy material, and a form on which you can give voting instructions.

The Company will determine the number of shares that you will have a right to vote as of a date chosen by it, which will not be more than 60 days prior to the shareholder meeting. The Company will send you proxy material and a form for giving voting instructions at least 14 days prior to the shareholder meeting.

In accordance with its view of present law, the Company will vote the shares of the applicable Mutual Fund held in the Variable Life Account in accordance with instructions received from all persons having a voting interest in that particular Mutual Fund. The Company will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. The Company will vote its own shares in the same proportion as it votes shares for which it has received instructions.

If the applicable law with respect to voting rights is amended or if the interpretation of the law changes, and it is determined that the Company has authority to vote the shares of the Mutual Fund in its own right, it may elect to do so.

VOTING INSTRUCTIONS DISREGARDED

The Company may, when required to do so by state insurance authorities, vote shares of the applicable Mutual Fund without regard to instructions from persons having a voting interest if the voting instructions would cause the Mutual Fund to make (or refrain from making) investments that would result in changes in the sub-classifications or investment objectives of the Mutual Fund. The Company may also disapprove changes in the investment policy initiated by the persons having a voting interest or by the directors or trustees of the Mutual Fund if the Company's disapproval is reasonable and based on a good faith determination that the change would violate state law or the change would not be consistent with the investment objective of the Mutual Fund, or varies from the general quality and nature of investments and investment techniques used by other Mutual Funds with similar investment objectives underlying other separate accounts of the Company or of an affiliated life insurance company.

In the event the Company does disregard voting instructions, it will provide a summary of its reasons for doing so in the next semi-annual report to Policy Owners.

                           MANAGEMENT OF THE COMPANY
The following table lists the officers and directors of the Company, along with their principal occupations.

NAME            POSITION WITH COMPANY       PRINCIPAL OCCUPATION

Dale R. Schuh   Chairman of the Board,      Chairman of the Board, Chief
                President, and Director     Executive Officer and President of
                                            Sentry Insurance a Mutual Company

Wallace D.      Vice President              Vice President, Life, Health and
Taylor                                      Annuities of Sentry Insurance a
                                            Mutual Company

William M.      Secretary and Director      Vice President, General Counsel and
O'Reilly                                    Corporate Secretary of Sentry
                                            Insurance a Mutual Company

William J.      Treasurer and Director      Vice President and Treasurer of
Lohr                                        Sentry Insurance a Mutual Company

Janet L.        Director                    Vice President and Chief Actuary of
Fagan                                       Sentry Insurance a Mutual Company

James J.        Director                    Vice President, Investments of
Weishan                                     Sentry Insurance a Mutual Company

                           DISTRIBUTION OF THE POLICY

Sentry Equity Services, Inc. ("SESI"), a wholly owned subsidiary of Sentry Insurance a Mutual Company, serves as principal underwriter of the Policy. The Policy is sold by sales representatives who, in addition to being licensed as life insurance agents for the Company, are also NASD registered representatives for SESI. SESI may also enter into written sales agreements with other broker-dealers.

The following persons are the officers and directors of SESI.
The business address for each person is 1800 North Point Drive, Stevens Point, WI 54481.

        Name                    Positions and Offices With SESI

        Dale Schuh              Director and Chairman of the Board
        Wallace D. Taylor       President
        Glen E. Scott Jr.       Vice President
        William M. O'Reilly     Director and Secretary
        William J. Lohr         Director and Treasurer

Registered representatives are compensated on a commission and service fee basis by SESI. The Company reimburses SESI for the compensation it pays to registered representatives and for other direct and indirect expenses SESI incurs in marketing and selling the Policy. These expenses include advertising and promotion, field management compensation, and deferred compensation and insurance benefits for registered representatives and field managers. The amount of brokerage commission and expense reimbursement received by SESI as of December 31, 2000, for distributing the Policy was $107,685.

The following chart shows the levels of compensation paid by SESI to registered representatives.

First-Year Commissions 50% to 55% of the first-year premium paid; the commission may be higher under certain circumstances, but will not exceed 80% of the first-year premium paid.

Renewal Commissions    An amount not exceeding 2% of renewal premium paid.

Service Fee            An amount not exceeding .25% of the Cash Value of the
                       policies attributable to the registered representative

Additional             May be paid to registered representatives who meet
Compensation           certain production and persistency requirements.

                                STATE REGULATION

The Company is subject to the insurance laws of the state of Wisconsin and is regulated by the Wisconsin Insurance Department. It is also subject to the insurance laws of each state in which it is authorized to do business. Each year, the Company files an annual statement with the various state insurance departments which contains information about the operation of the Company and its financial condition as of the most recent year-end. The Wisconsin Insurance Department periodically examines the Company's books and records in order to certify that the Company has correctly stated its policy liabilities and reserves. Any regulation or examination of the Company does not involve supervision of the Company's management or its investment practices or policies.

                            REPORTS TO POLICY OWNERS

As a Policy Owner, you will receive confirmation of the following transactions:

o receipt of any premiums (except premiums received before the date the Policy is issued and those received via an automatic premium payment plan)
o any change in the allocation of premiums
o any transfer between Subaccounts
o any loan, interest repayment, or loan repayment
o any partial surrenders
o any return of premium necessary to comply with applicable maximum premium limitations.

If you have chosen an automatic premium payment plan, you will receive an annual statement showing the dates and amounts of premiums paid. You will be entitled to a receipt for any premium payment upon request.

You will receive confirmation of the following transactions within 7 days:

          o exercise of the free-look privilege
          o exchange of the Policy
          o full surrender of the Policy
          o payment of the death benefit

Within 30 days after each Policy Anniversary, you will receive an annual statement containing the following information:

          o the current amount of death benefit
          o the current Cash Value
          o the current Cash Surrender Value
          o current Policy indebtedness
          o all premiums paid and charges deducted for the previous Policy Year
          o all transactions confirmed during the previous Policy Year

Semi-annually, you will receive a report for T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and Janus Aspen Series which will contain all applicable information and financial statements required by federal securities laws and regulations.

                               LEGAL PROCEEDINGS

Neither the Variable Life Account nor SESI are parties to any legal proceedings. The Company is engaged in various kinds of routine litigation which, in the opinion of the Company, are not material to the operation of the Company or to its financial condition.

                                    EXPERTS

The statutory financial statements of the Company as of December 31, 2000 and 1999, and for the years then ended, and the financial statements of the Variable Life Account as of December 31, 2000, and for each of the three years in the period then ended or for the period indicated, included in this Prospectus and in the registration statement filed with the Securities and Exchange Commission have been audited by PricewaterhouseCoopers LLP, independent accountants. The audit reports are included in this Prospectus.

                                 LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut, has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Policy.

                              FINANCIAL STATEMENTS

The Company's financial statements included in this Prospectus should only be considered in relation to the Company's ability to meet its obligations in connection with the Policy. The Company's most current audited financial statements are as of December 31, 2000 and are included in this Prospectus.

                         SENTRY LIFE INSURANCE COMPANY
                         SENTRY VARIABLE LIFE ACCOUNT I
                    Report on Audits of Financial Statements
                    For the Years Ended 2000, 1999 and 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Sentry Life Insurance Company
   and
The Contract Owners of
Sentry Variable Life Account I:

In our opinion, the accompanying combined statement of assets and liabilities and the related separate statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the Sentry Variable Life Account I, and the Janus Aspen Growth Portfolio, Janus Aspen Aggressive Growth Portfolio, Janus Aspen Capital Appreciation Portfolio, Janus Aspen Worldwide Growth Portfolio, Janus Aspen Balanced Portfolio, T. Rowe Price Prime Reserve Portfolio, T. Rowe Price Equity Income Portfolio, T. Rowe Price Limited Term Bond Portfolio, T. Rowe Price Personal Strategy Balanced Portfolio, and T. Rowe Price International Stock Portfolio thereof, at December 31, 2000, and the results of each of their operations and changes in each of their net assets for each of the three years in the period then ended, or for the period May 1, 2000 (commencement of operations) through December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Sentry Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2000, by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/PricewaterhouseCoopers LLP


Milwaukee, Wisconsin
February 9, 2001


                         SENTRY LIFE INSURANCE COMPANY
                         Sentry Variable Life Account I
                      STATEMENT OF ASSETS AND LIABILITIES
                               December 31, 2000

Assets:

Investments at market value:

        Janus Aspen Series:
                Aspen Growth Portfolio, 1,136 shares (cost $36,263)                             $   30,088

                Aspen Aggressive Growth Portfolio, 144,744 shares (cost
                $8,163,091)                                                                      5,254,210

                Aspen Capital Appreciation Portfolio, 1,646 shares (cost $49,021)                   44,090

                Aspen Worldwide Growth Portfolio, 1,103 shares (cost $47,984)                       40,805

                Aspen Balanced Portfolio, 1,081 shares (cost $26,635)                               26,272

        T. Rowe Price Fixed Income Series, Inc.:

                Prime Reserve Portfolio, 195,340 shares (cost $195,340)                            195,340

                Limited Term Bond Portfolio, 28,346 shares (cost $135,727)                         139,744

        T. Rowe Price Equity Series, Inc.:

                Equity Income Portfolio, 150 shares (cost $2,808)                                    2,940

                Personal Strategy Balanced Portfolio, 123,338 shares (cost $1,950,832)           1,916,678

        T. Rowe Price International Series, Inc.:

                International Stock Portfolio, 147 shares (cost $2,423)                              2,216
                                                                                                     -----

                        Total assets                                                             7,652,383
                                                                                                 ---------


Liabilities:

Dividends payable                                                                                      221
Accrued expenses                                                                                     2,320
                                                                                                     -----

Net Assets                                                                                      $7,649,842
                                                                                                ==========


The accompanying notes are an integral part of these financial statements

SENTRY LIFE INSURANCE COMPANY
Sentry Variable Life Account I

STATEMENTS OF OPERATIONS

                                                                For the Years ended December 31,

                                              T. Rowe Price Prime Reserve*    T. Rowe Price Limited Term Bond*
                                              2000       1999    1998          2000      1999      1998

Investment Income:
 Dividends                                    $11,256   $7,204   $7,551      $ 7,413   $ 9,279   $ 10,093
Expenses:
 Mortality and expense risk charges             1,738    1,794    1,740        1,164     1,826      1,731
                                                -----    -----    -----        -----     -----      -----
Net investment income (loss)                    9,518    5,410    5,811        6,249     7,453      8,362
                                                -----    -----    -----        -----     -----      -----
Realized gains (losses) on investments:
 Realized net investment gain (loss)             --       --       --         (4,932)   (1,292)     (290)
 Capital gain distributions received             --       --       --           --        --         --
 Realized gain (loss) on investments and
  capital gain distributions, net                --       --       --         (4,932)   (1,292)      (290)
Unrealized appreciation (depreciation), net      --       --       --          8,796    (5,431)    (2,702)
Net increase (decrease) in net assets
 from operations                              $ 9,518   $5,410   $5,811      $10,113    $  730    $ 5,370
                                              =======   ======   ======      =======    ======    =======



                                                                For the Years ended December 31,

                                              Janus Aspen Aggressive Growth*          T. Rowe Price Personal Strategy Balanced*
                                              2000         1999      1998              2000        1999        1998
Investment Income:
 Dividends                                 $  405,984      $ --     $   --              $56,562    $23,533   $ 28,603
Expenses:
 Mortality and expense risk charges            66,925      55,295    45,238              16,958     15,401     13,274
                                               ------      ------    ------              ------     ------     ------
Net investment income (loss)                  339,059     (55,295)  (45,238)             39,604      8,132     15,329
                                              -------     -------   -------              ------      -----     ------
Realized gains (losses) on investments:
 Realized net investment gain (loss)        2,038,383     100,296    130,456            377,941      9,272     14,003
 Capital gain distributions received          409,918     263,051  1,138,697             96,211     34,863    200,904
                                              -------     -------  ---------             ------     ------    -------
 Realized gain (loss) on investments and
  capital gain distributions, net           2,448,301     363,347  1,269,153            474,152     44,135    214,907

Unrealized appreciation (depreciation), net(5,276,823)  2,185,546   (607,832)          (468,953)   394,033    (86,499)
                                           ----------   ---------   --------           --------    -------    -------
Net increase (decrease) in net assets
 from operations                          $(2,489,463) $2,493,598  $ 616,083          $ 44,803   $446,300   $143,737
                                          ===========  ==========  =========          ========   ========   ========



SENTRY LIFE INSURANCE COMPANY
Sentry Variable Life Account I
STATEMENTS OF OPERATIONS

                                                                For the Period May 1, 2000
                                                                 through December 31, 2000

                                              T. Rowe Price             T. Rowe Price
                                              Equity                    International                 Janus Aspen
                                              Income                    Stock                         Growth
                                              2000                      2000                          2000

Investment Income:
 Dividends                                    $  23                     $  12                     $   399
Expenses:
 Mortality and expense risk charges               9                         7                          114
                                                  -                         -                          ---

Net investment income (loss)                     14                         5                         285
                                                 --                         -                         ---

Realized gains (losses) on investments:
 Realized net investment gain (loss)              4                        (8)                       (572)
 Capital gain distributions received            106                        59                         911
                                                ---                        --                         ---

 Realized gain (loss) on investments and
  capital gain distributions, net               110                        51                         339

Unrealized appreciation (depreciation), net     132                      (207)                     (6,175)
                                                ---                      ----                      ------

Net increase (decrease) in net assets
 from operations                              $ 256                     $(151)                    $(5,551)
                                              =====                     =====                     =======


                                                                For the Period May 1, 2000
                                                                through December 31, 2000

                                              Janus Aspen               Janus Aspen
                                              Capital                   Worldwide                     Janus Aspen
                                              Appreciation              Growth                        Balanced
                                              2000                      2000                          2000
Investment Income:
 Dividends                                   $   248                   $   424                         $  312
Expenses:
 Mortality and expense risk charges               84                       148                             57

Net investment income (loss)                     164                       276                            255

Realized gains (losses) on investments:
 Realized net investment gain (loss)            (123)                  ( 1,382)                          (412)
 Capital gain distributions received               1                     1,273                             71


 Realized gain (loss) on investments and
  capital gain distributions, net               (122)                    (109)                           (341)


Unrealized appreciation (depreciation), net   (4,931)                   (7,179)                          (363)

Net increase (decrease) in net assets
 from operations                             $(4,889)                  $(7,012)                        $ (449)


*Portfolios were substituted on January 7, 2000. See Note 1 to the financial statements.

The accompanying notes are an integral part of these financial statements


SENTRY LIFE INSURANCE COMPANY
Sentry Variable Life Account I
STATEMENTS OF CHANGES IN NET ASSETS


                                                               For the Years ended December 31,


                                                        T. Rowe Price Prime Reserve*          T. Rowe Price Limited Term Bond*
                                                        2000       1999        1998           2000         1999         1998
Increase (decrease) in net assets from operations:
 Net investment income (loss)                         $ 9,518    $ 5,410    $ 5,811        $   6,249    $  7,453       $  8,362
 Realized gains (losses)                                --         --          --             (4,932)     (1,292)          (290)
 Unrealized appreciation (depreciation), net            --         --          --              8,796      (5,431)        (2,702)
Net increase (decrease) in net assets
from operations                                         9,518      5,410      5,811           10,113         730          5,370
                                                        -----      -----      -----           ------         ---          -----
Contract transactions:
 Purchase payments                                    244,736    246,966    229,539           24,279      28,494         24,332
 Transfers between subaccounts, net                  (246,676)  (183,953)  (200,831)         (59,964)      1,011         (2,103)
 Withdrawals and surrenders                           (20,399)    (4,075)    (2,093)         (13,465)     (6,359)       (10,939)
 Monthly deductions                                      (134)   (19,814)   (18,659)            (113)    (11,956)       (11,050)
 Policy loans                                          (1,400)      (142)      (282)          (1,682)       (115)          (551)
 Death benefits                                           --         --           --           --          --                --
Net increase (decrease) in net assets
 derived from contract transactions                   (23,873)    38,982      7,674          (50,945)     11,075           (311)
                                                      -------     ------      -----          -------      ------           ----
Total increase (decrease) in net assets               (14,355)    44,392     13,485          (40,832)     11,805          5,059
Net assets at beginning of year                       208,866    164,474    150,989          180,361     168,556        163,497
                                                      -------    -------    -------          -------     -------         -------
Net assets at end of year                            $194,511   $208,866   $164,474         $139,529    $180,361       $168,556
                                                     ========   ========   ========         ========    ========        ========



                                                                       For the Years ended December 31,

                                                         Janus Aspen Aggressive Growth*    T. Rowe Price Personal Strategy Balanced*
                                                         2000       1999       1998        2000        1999           1998


Increase (decrease) in net assets from operations:
 Net investment income (loss)                     $   339,059 $  (55,295) $ (45,238)  $  39,604    $  8,132      $  15,329
 Realized gains (losses)                            2,448,301    363,347  1,269,153     474,152      44,135        214,907
 Unrealized appreciation (depreciation), net       (5,276,823) 2,185,546   (607,832)   (468,953)    394,033       (86,499)
                                                   ----------  ---------   --------    --------     -------       -------
Net increase (decrease) in net assets
from operations                                    (2,489,463) 2,493,598    616,083      44,803     446,300        143,737
                                                   ----------  ---------    -------      ------     -------        -------
Contract transactions:
 Purchase payments                                    895,034    922,776    690,677     346,837     275,290        222,905
 Transfers between subaccounts, net                   297,947    141,942    134,665     (74,688)     41,000         68,269
 Withdrawals and surrenders                          (817,572)  (400,076)  (460,042)   (206,133)   (204,024)       (98,008)
 Monthly deductions                                    (7,850)  (347,478)  (291,193)     (1,741)   (112,051)      (109,415)
 Policy loans                                          (1,243)  (232,500)   (27,406)    (49,738)     (3,742)         (1,098)
 Death benefits                                        (5,801)   (29,589)      -           -         (4,163)            -
Net increase (decrease) in net assets
 derived from contract transactions                   360,515     55,075     46,701      14,537      (7,690)        82,653
                                                      -------     ------     ------      ------      ------         ------
Total increase (decrease) in net assets            (2,128,948) 2,548,673     62,784      59,340     438,610        226,390
Net assets at beginning of year                     7,382,672  4,833,999  4,171,215   1,856,745   1,418,135      1,191,745
                                                    ---------  ---------  ---------   ---------   ---------      ---------
Net assets at end of year                         $ 5,253,724 $7,382,672 $4,833,999  $1,916,085  $1,856,745     $1,418,135
                                                  =========== ========== ==========  ==========  ==========     ==========

*Portfolios were substituted on January 7, 2000. See Note 1 to the financial statements.

The accompanying notes are an integral part of these financial statements

SENTRY LIFE INSURANCE COMPANY
Sentry Variable Life Account I
STATEMENTS OF CHANGES IN NET ASSETS


                                                                   For the Period May 1, 2000
                                                                     through December 31, 2000

                                                         T. Rowe Price         T. Rowe Price
                                                         Equity                International           Janus Aspen
                                                         Income                Stock                   Growth
                                                         2000                  2000                    2000

Increase (decrease) in net assets from operations:
    Net investment income (loss)                      $    14               $     5                  $  285
    Realized gains (losses)                               110                    51                     339
    Unrealized appreciation (depreciation), net           132                  (207)                 (6,175)
   Net increase (decrease) in net assets
   from operations                                        256                  (151)                 (5,551)
   Contract transactions:
    Purchase payments                                   1,324                 1,297                  13,591
    Transfers between subaccounts, net                  1,413                 1,112                  23,241
    Withdrawals and surrenders                            (62)                  (49)                 (1,306)
    Monthly deductions                                    -                      -                     -
    Policy loans                                          -                      -                     -
    Death benefits                                        -                      -                     -
   Net increase (decrease) in net assets
    derived from contract transactions                  2,675                 2,360                  35,526
   Total increase (decrease) in net assets              2,931                 2,209                  29,975
   Net assets at beginning of year                        -                      -                     -
   Net assets at end of year                          $ 2,931               $ 2,209                 $29,975


                                                                       For the Period May 1, 2000
                                                                        through December 31, 2000

                                                         Janus Aspen           Janus Aspen
                                                         Capital               Worldwide               Janus Aspen
                                                         Appreciation          Growth                  Balanced
                                                         2000                  2000                    2000

Increase (decrease) in net assets from operations:
 Net Investment Income                                $   164                $  276                 $   255
 Realized gains (losses)                                 (122)                 (109)                   (341)
 Unrealized appreciation (depreciation), net           (4,931)               (7,179)                   (363)

Net increase (decrease) in net assets from operations  (4,889)               (7,012)                   (449)
Contract transactions:
 Purchase payments                                     24,072                22,212                  22,954
 Transfers between subaccounts, net                    25,901                26,476                   5,238
 Withdrawals and surrenders                            (1,078)               (1,019)                 (1,528)
 Monthly deductions                                      -                      -                      -
 Policy loans                                            -                      -                      -
 Death benefits                                          -                      -                      -
Net increase (decrease) in net assets
    derived from contract transactions                 48,895                47,669                  26,664
Net assets at beginning of year                        44,006                40,657                  26,215
Net assets at end of year                            $ 44,006              $ 40,657                $ 26,215


*Portfolios were substituted on January 7, 2000. See Note 1 to the financial statements.

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
December 31, 2000, 1999 and 1998

1.      Organization and Contracts
        The Sentry Variable Life Account I (the Variable Life Account) is a segregated investment account of the Sentry Life Insurance Company (the Company) and is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. The Variable Life Account was established by the Company on February 12, 1985 and commenced operations on January 13, 1987. Accordingly, it is an accounting entity wherein all segregated account transactions are reflected. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which permit management to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.

        Prior to January 7, 2000, all assets of each subaccount of the Variable Life Account were invested in shares of corresponding portfolios of the Neuberger Berman Advisers Management Trust (Trust). On January 7, 2000, the Company substituted shares of certain Portfolios of T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., and Janus Aspen Series for shares of certain Portfolios of the Trust (the "Substitution") as follows:

        From these Portfolios:                Into these Portfolios:
        AMT Liquid Asset Portfolio            T. Rowe Price Prime Reserve
                                                  Portfolio
        AMT Limited Maturity Portfolio        T. Rowe Price Limited Term Bond
                                                  Portfolio
        AMT Balanced Portfolio                T. Rowe Price Personal Strategy
                                                  Balanced Portfolio
        AMT Growth Portfolio                  Janus Aspen Series Aggressive
                                                  Growth Portfolio

        The substitution had no effect on a subaccount's unit value or number of units outstanding. The new subaccount name is reflected in the Statements of Operations and Statements of Changes in Net Assets for periods prior to the substitution, although the investment activity relates to the Portfolios in place during these periods.

        On May 1, 2000, the Company began offering six additional subaccounts with related Portfolios as investment options in connection with the Contract. The additional Portfolios are as follows:

T. Rowe Price Equity Series, Inc.
         T. Rowe Price Equity Income Portfolio

T. Rowe Price International Series, Inc.
         T. Rowe Price International Stock Portfolio

Janus Aspen Series
         Balanced Portfolio
         Growth Portfolio
         Capital Appreciation Portfolio
         Worldwide Growth Portfolio

The Trust and the Portfolios (collectively the Funds) are diversified open-end management companies registered under the Investment Company Act of 1940. A copy of the Funds' annual reports are included in the Variable Life Account's Annual Report.

2.      Significant Accounting Policies

        Valuation of Investments

        Investments in shares of the Funds are valued at the Funds' offering and redemption price per share.

        Securities Transactions and Investment Income

        Transactions in shares of the Funds are recorded on the trade date (the date the order to buy and sell is executed). Dividend income is recorded on the ex-dividend date. The cost of Fund shares sold and the corresponding investment gains and losses are determined on a specific identification basis.

        Federal Income Taxes

        The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code. The operations of the Variable Life Account are part of the total operations of the Company and are not taxed as a separate entity. Under Federal income tax law, net investment income and net realized investment gains of the Variable Life Account which are applied to increase net assets are not taxed.

December 31, 2000, 1999 and 1998

3.      Expenses

        A mortality and expense risk premium and a death benefit guarantee risk charge are deducted by the Company from the Variable Life Account on a daily basis which is equal, on an annual basis, to 1.05% (.90% mortality and expense risk and .15% death benefit guarantee risk charge) of the daily net asset value of the Variable Life Account. These charges compensate the Company for assuming these risks under the variable life contract. The liability for accrued mortality and expense risk premium and death benefit guarantee risk charge amounted to $2,320 at December 31, 2000.

        At the beginning of each policy month, the Company makes a deduction, per contract holder, from the cash value of the policy by canceling accumulation units. This deduction consists of the cost of insurance for the policy and any additional benefits provided by rider, if any, for the policy month and a $5 monthly administrative fee. The administrative fee reimburses the Company for administrative expenses relating to the issuance and maintenance of the contract.

        The Company deducts a front-end sales expense charge of 5.0% from each premium payment. A surrender charge may be deducted in the event of a surrender to reimburse the Company for expenses incurred in connection with issuing a policy. The full surrender charge will be reduced during the first nine contract years until it reaches zero in the tenth contract year.

        The Company deducts from each premium payment the amount of premium taxes levied by any state or government entity. Premium taxes up to 4% are imposed by certain states.

4.      Net Assets

At December 31, 2000 ownership of the Variable Life Account was represented by the following accumulation units and accumulation unit values:

                                                       Accumulation             Accumulation
                                                          Units                 Unit Value           Value
Janus Aspen Growth Portfolio                              3,695             $    8.11           $    29,975
Janus Aspen Aggressive Growth Portfolio                  155,831                33.71             5,253,724
Janus Aspen Capital Appreciation Portfolio                 5,571                 7.90                44,006
Janus Aspen Worldwide Growth Portfolio                     5,065                 8.03                40,657
Janus Aspen Balanced Portfolio                             2,715                 9.66                26,215
T. Rowe Price Prime Reserve Portfolio                     11,116                17.50               194,511
T. Rowe Price Equity Income Portfolio                        258                11.38                 2,931
T. Rowe Price Limited Term Bond Portfolio                  7,096                19.66               139,529
T. Rowe Price Personal Strategy Balanced Portfolio        61,244                31.29             1,916,085
T. Rowe Price International Stock Portfolio                  256                 8.62                 2,209
                                                                                                      -----
        Total net assets                                                                         $7,649,842
                                                                                                 ==========
At December 31, 2000 significant concentrations of ownership were as follows:

                                            Number of
                                            Contract Owners  Percentage Owned
Janus Aspen Growth Portfolio                      2              59.4
Janus Aspen Capital Appreciation Portfolio        2              87.1
Janus Aspen Worldwide Growth Portfolio            2              86.3
Janus Aspen Balanced Portfolio                    1              80.5
T. Rowe Price Prime Reserve Portfolio             4              53.6
T. Rowe Price Equity Income Portfolio             2              99.4
T. Rowe Price Limited Term Bond Portfolio         1              10.1
T. Rowe Price International Stock Portfolio       1              99.7

December 31, 2000, 1999 and 1998

5.      Purchases and Sales of Securities

In 2000, purchases and proceeds on sales of the Funds' shares were as follows:

                                                                        Proceeds
                                                         Purchases       on Sales
Janus Aspen Growth Portfolio                            $    41,268     $     4,434
Janus Aspen Aggressive Growth Portfolio                   9,437,244       8,328,139
Janus Aspen Capital Appreciation Portfolio                   53,382           4,238
Janus Aspen Worldwide Growth Portfolio                       55,737           6,370
Janus Aspen Balanced Portfolio                               34,215           7,168
T. Rowe Price Prime Reserve Portfolio                       529,674         542,873
T. Rowe Price Equity Income Portfolio                         2,866              62
T. Rowe Price Limited Term Bond Portfolio                   217,553         262,138
T. Rowe Price Personal Strategy Balanced Portfolio        2,362,038       2,211,535
T. Rowe Price International Stock Portfolio                   2,480              49
                                                              -----            --
        Total                                           $12,736,457     $11,367,006
                                                        ===========      ===========

In 1999, purchases and proceeds on sales of the Trust's shares were as follows:

                                                                        Proceeds
                                                         Purchases      on Sales
Neuberger Berman Advisers Management Trust:
Liquid Asset Portfolio                                $  318,521      $  274,587
Growth Portfolio                                       1,391,451       1,128,326
Limited Maturity Bond Portfolio                           40,920          22,563
Balanced Portfolio                                       436,890         401,184
                                                         -------         -------
        Total                                         $2,187,782      $1,826,660
                                                      ==========      ==========

In 1998, purchases and proceeds on sales of the Trust's shares were as follows:

                                                                        Proceeds
                                                         Purchases      on Sales
Neuberger Berman Advisers Management Trust:
Liquid Asset Portfolio                                $  272,325      $  258,175
Growth Portfolio                                       2,009,596         869,198
Limited Maturity Bond Portfolio                           35,610          27,828
Balanced Portfolio                                       522,127         223,966
                                                         -------         -------
        Total                                         $2,839,658      $1,379,167
                                                      ==========      ==========

                         SENTRY LIFE INSURANCE COMPANY
            Report on Audits of Statutory-Basis Financial Statements
                 For the Years Ended December 31, 2000 and 1999

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder
Sentry Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Sentry Life Insurance Company (the Company) as of December 31, 2000, and 1999, and the related statutory-basis statements of operations, changes in capital stock and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the State of Wisconsin Office of the Commissioner of Insurance, which practices differ from accounting principles generally accepted in the United States of America (GAAP). We have only been engaged by the Company to audit the accompanying statutory-basis financial statements. The Company is not required to prepare GAAP financial statements and does not prepare GAAP financial statements. The effects on the financial statements of the variances between the statutory basis of accounting and GAAP, although not reasonably determinable, are presumed to be material. We are therefore required in the following paragraph to issue an adverse opinion as to the conformity of these financial statements with GAAP.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Sentry Life Insurance Company as of December 31, 2000 and 1999, or the results of its operations or its cash flows for the years then ended. In our opinion, the financial statements referred to above do present fairly, in all material respects, the admitted assets, liabilities, and capital stock and surplus of Sentry Life Insurance Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

Our audit was conducted for the purpose of forming an opinion on the basic statutory-basis financial statements taken as a whole. The accompanying Supplemental Schedule of Assets and Liabilities of Sentry Life Insurance Company as of December 31, 2000, and for the year then ended is presented for purposes of additional analysis and is not a required part of the basic statutory-basis financial statements. Such information has been subjected to the auditing procedures applied in our audit of the basic statutory-basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statutory-basis financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP
February 16, 2001

SENTRY LIFE INSURANCE COMPANY
Statutory-Basis Balance Sheets
December 31, 2000 and 1999

ASSETS                                         2000               1999
Investments:
        Bonds .........................   $1,144,554,736   $1,145,721,207
        Investment in subsidiary ......       10,092,789        9,869,910
        Policy loans ..................       23,400,410       23,284,247
        Cash and short-term investments       20,076,150       20,833,999
           Total investments ..........    1,198,124,085    1,199,709,363

Accrued investment income .............       20,323,113       19,954,174
                                              ----------       ----------

Premiums deferred and uncollected .....        5,582,212        5,060,644

Other assets ..........................        1,912,840          717,462

Assets held in separate accounts ......      660,799,928      645,899,120
                                             -----------      -----------

           Total admitted assets ......   $1,886,742,178   $1,871,340,763
                                          ==============   ==============

The accompanying notes are an integral part of these statutory-basis financial statements.

                         SENTRY LIFE INSURANCE COMPANY
                   Statutory-Basis Balance Sheets (continued)
                           December 31, 2000 and 1999

LIABILITIES                                      2000              1999
Future policy benefits:
        Life ...........................   $  257,520,248   $  257,989,084
        Accident and health ............       15,353,595       15,254,702
        Annuity ........................      123,736,511      131,069,441
Policy and contract claims:
        Life ...........................        4,268,395        3,856,456
        Accident and health ............        1,100,764          615,738
Premium and other deposit funds ........      645,446,384      650,107,483
Other policyholder funds ...............        4,411,342        3,495,677
Accounts payable and other liabilities .        4,478,030        5,047,521
Federal income taxes accrued ...........        7,841,776        9,689,197
Asset valuation reserve ................        5,214,838        5,725,552
Interest maintenance reserve ...........        3,649,316        5,970,750

Liabilities related to separate accounts      659,414,762      645,025,463
                                              -----------      -----------
           Total liabilities ...........    1,732,435,961    1,733,847,064
                                            =============    =============

CAPITAL STOCK AND SURPLUS
Capital stock, $10 par value;
        authorized 400,000 shares; issued and
        outstanding 316,178 shares ....................        3,161,780        3,161,780
Paid-in surplus .......................................       43,719,081       43,719,081
Earned surplus, unappropriated ........................      107,425,356       90,612,838
                                                             -----------       ----------
           Total capital stock and surplus ............      154,306,217      137,493,699
                                                             -----------      -----------

           Total liabilities, capital stock and surplus   $1,886,742,178   $1,871,340,763
                                                          ==============   ==============

The accompanying notes are an integral part of these statutory-basis financial statements.

                         SENTRY LIFE INSURANCE COMPANY
                    Statutory-Basis Statements of Operations
                 For The Years Ended December 31, 2000 and 1999

                                                             2000               1999
Premiums and other income:
        Premiums and annuity considerations ..........   $  81,121,745    $  78,163,778
        Other fund deposits ..........................     109,850,406       84,714,318
        Commissions and expense allowances on
         reinsurance ceded ...........................       9,530,745       10,490,120
        Net investment income ........................      92,570,130       92,047,182
        Other income .................................       8,716,283        7,975,913
                                                             ---------        ---------

           Total premiums and other income ...........     301,789,309      273,391,311
                                                           -----------      -----------

Benefits and expenses:
        Policyholder benefits and fund withdrawals ...     197,743,500      183,564,804
        (Decrease) increase in future policy benefits
         and other reserves ..........................     (11,843,392)      17,245,042
        Commissions ..................................       7,579,857        7,641,402
        Other expenses ...............................      28,398,543       28,531,247
        Transfers to separate accounts, net ..........      53,983,031       10,947,327

           Total benefits and expenses ...............     275,861,539      247,929,822
                                                           -----------      -----------

Income before federal income tax expense and
 net realized losses on investments ..................      25,927,770       25,461,489

           Federal income tax expense, less tax on net
            realized losses and transfers to the IMR         7,977,424        8,599,925
                                                             ---------        ---------

Income before net realized losses on
 investments .........................................      17,950,346       16,861,564

           Net realized losses on investments ........      (1,879,847)        (835,531)
                                                            ----------         --------

Net income ...........................................   $  16,070,499    $  16,026,033
                                                         =============    =============

The accompanying notes are an integral part of these statutory-basis financial statements.

                         SENTRY LIFE INSURANCE COMPANY
       Statutory-Basis Statements of Changes in Capital Stock and Surplus
                 For The Years Ended December 31, 2000 and 1999

                                                                     2000                     1999
Capital stock, beginning and end of year .....................   $  3,161,780           $   3,161,780
                                                                 ------------           -------------

Paid-in surplus, beginning and end of year ...................     43,719,081              43,719,081
                                                                   ----------              ----------

Earned surplus, unappropriated:
        Balance at beginning of year .........................     90,612,838              81,771,668
        Net income ...........................................     16,070,499              16,026,033
        Change in non-admitted assets ........................            846                  (5,597)
        Change in liability for reinsurance ..................         10,000                    --
        Change in asset valuation reserve ....................        510,714
        Dividend to stockholder ..............................           --                (7,500,000)
        Change in net unrealized gains (losses) on investments        220,459                 339,299
                                                                      -------                 -------

        Balance at end of year ...............................    107,425,356              90,612,838
                                                                  -----------              ----------

Total capital stock and surplus ..............................   $154,306,217           $ 137,493,699
                                                                 ============           =============

The accompanying notes are an integral part of these statutory-basis financial statements.

                         SENTRY LIFE INSURANCE COMPANY
                    Statutory-Basis Statements of Cash Flows
                 For The Years Ended December 31, 2000 and 1999

                                                               2000                        1999
Premiums and annuity considerations ....................   $  80,782,247               $  77,982,959
Other fund deposits ....................................     109,850,406                  84,714,318
Other premiums, considerations and deposits ............         317,836                     158,698
Allowances and reserve adjustments received on
 reinsurance ceded .....................................       9,333,545                  10,531,483
Investment income received (excluding realized gains
 and losses and net of investment expenses) ............      90,505,071                  89,005,861
Other income received ..................................       8,397,637                   7,812,904
Life and accident and health claims paid ...............     (30,635,524)                (26,702,540)
Surrender benefits .....................................    (114,017,700)               (105,735,114)
Other benefits to policyholders paid ...................     (52,414,843)                (50,813,480)
Commissions, other expenses, and taxes paid
 (excluding federal income taxes) ......................     (35,473,943)                (35,554,121)
Net transfers to separate accounts .....................     (54,296,148)                (10,834,702)
Dividends to policyholders paid ........................        (308,716)                   (318,735)
Federal income taxes paid ..............................      (8,545,346)                 (6,615,383)
           Net cash from operations ....................       3,494,522                  33,632,148
                                                               ---------                  ----------

Proceeds from investments sold, matured, or repaid:
        Bonds ..........................................      88,143,099                 137,065,217
        Mortgage loans .................................            --                        18,723
        Tax on net capital losses (gains) ..............         104,925
                                                                 -------
           Total investment proceeds ...................      88,248,024                 135,475,693
                                                              ----------                 -----------

Other cash provided ....................................       2,345,435                   2,492,931
Net decrease in policy loans ...........................        (116,164)                    752,251
                                                                --------                     -------
           Total cash provided .........................      93,971,817                 172,353,023
                                                              ----------                 -----------

Cost of investments acquired ...........................      90,866,213                 164,883,237

Other cash applied:
        Dividend to stockholder ........................            --                     7,500,000
        Other applications, net ........................       3,863,453                   9,012,803
                                                               ---------                   ---------
           Total cash applied ..........................      94,729,666                 181,396,040
                                                              ----------                 -----------

           Net change in cash and short-term investments        (757,849)                 (9,043,017)

Cash and short-term investments:
        Beginning of year ..............................      20,833,999                  29,877,016
                                                              ----------                  ----------
        End of year ....................................   $  20,076,150               $  20,833,999
                                                           =============               =============

The accompanying notes are an integral part of these statutory-basis financial statements.

                         SENTRY LIFE INSURANCE COMPANY
                 Notes to Statutory-Basis Financial Statements

(1)     BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PRESENTATION

Sentry Life Insurance Company (the Company) is a wholly-owned subsidiary of Sentry Insurance a Mutual Company (SIAMCO). The Company writes insurance products in all states except New York primarily through direct writers who market the Company's individual life insurance, annuities and group health and pension products. The Company also uses direct mail and third party administrators for the marketing of its group life and health products.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the State of Wisconsin, Office of the Commissioner of Insurance. Prescribed statutory accounting principles include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company does not employ any material permitted practices in the preparation of its statutory-basis financial statements.


Presentation of financial statements in accordance with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

SIGNIFICANT ACCOUNTING POLICIES

A.      INVESTMENT SECURITIES

Investments are valued in accordance with the requirements of the NAIC. Bonds which qualify for amortization are stated at amortized cost; bonds not qualifying are carried at the lesser of amortized cost or NAIC market values. Under GAAP, bonds would be classified as either trading, available for sale, or held-to-maturity. Bonds classified as trading or as available for sale would be carried at market with unrealized gains and losses, net of applicable taxes, recognized as net income (trading securities) or as a direct surplus adjustment (available for sale). Common stock of the Company's unconsolidated subsidiary is carried at its underlying statutory capital and surplus. The change in the subsidiary's underlying equity between years is reflected as a change in unrealized gains (losses). Under GAAP, this entity's balance sheet and results of operations would be consolidated with the Company. Policy loans are carried at the aggregate of unpaid principal balances plus accrued interest and are not in excess of cash surrender values of the related policies. Short-term investments are carried at amortized cost, which approximates market value.


Investment income is recorded when earned. Market value adjustments on investments carried at market are reflected in earned surplus as unrealized gains (losses) on investments. Realized gains and losses are determined on the specific identification method and are recorded directly in the statements of operations, net of federal income taxes and after transfers to the Interest Maintenance Reserve, as prescribed by the NAIC.

Income on mortgage-backed securities is recognized using an effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. This adjustment is reflected in net investment income.

B. SEPARATE ACCOUNT BUSINESS AND LIABILITY FOR PREMIUM AND OTHER DEPOSIT FUNDS

The Company issues group annuity contracts both to affiliated companies and others, which include the option of placing deposits received in connection with these contracts in separate accounts. The Company also issues variable annuity contracts and variable universal life contracts, which require deposits to be placed in separate accounts. A separate account is an accounting entity segregated as a discrete operation within an insurance company. The stockholder of the Company and its other policyholders have no claim to assets held in the separate accounts. The contractholders are the only persons having rights to any assets in the separate accounts or to income arising from these assets. All contracts held by the Company in separate accounts are non-guaranteed and represent funds where the benefit is determined by the performance of the investments held in the separate account. Assets are carried at market value and reserves are calculated using the cash value of the contract. All reserves fall into the category allowing discretionary withdrawals at market value. For the variable annuity contract, if it has been in effect at least six years, there is no surrender charge. For the variable universal life contract, there is a surrender charge through the ninth year. The admitted asset value of separate accounts consists primarily of common stock.

C. NON-ADMITTED ASSETS

For statutory accounting purposes, certain assets designated as "non-admitted" (principally certain receivables) have been excluded from the balance sheets and charged to earned surplus. Under GAAP, such assets would be recognized at net realizable value. Non-admitted assets totaled $9,502 and $10,348 at December 31, 2000 and 1999, respectively.

D. POLICY BENEFITS

Liabilities for traditional life and limited-payment life contracts are computed using methods, mortality and morbidity tables and interest rates which conform to the valuation laws of the State of Wisconsin. The liabilities are primarily calculated on a modified reserve basis. The effect of using a modified reserve basis partially offsets the effect of immediately expensing acquisition costs by providing a policy benefit reserve increase in the first policy year which is less than the reserve increase in renewal years.

Future policy benefits for life policies and contracts were primarily determined using the Commissioner's reserve valuation method with interest rates ranging from 2.5% to 6%. Additional statutory policy deficiency reserves have been provided where the valuation net premium exceeds the gross premium.

Future policy benefits for annuity contracts, primarily for individual and group deferred annuities, were primarily determined using the Commissioner's annuity reserve valuation method with interest rates ranging from 2.5% to 11.25%. Group health reserves consist predominantly of long-term disability reserves representing the present value of amounts not yet due calculated using standard disability tables and various interest rates.

Reserves for universal life-type and investment contracts are based on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or on the present value of future benefit payments when such payments are guaranteed.

Under GAAP, traditional life reserves would be computed using mortality, withdrawal and interest rate assumptions that are based on Company experience, including a provision for adverse deviation. Reserves for universal life-type and investment contracts would generally be based on the contract account value less any withdrawal charges.

E. INTEREST MAINTENANCE RESERVE (IMR)

Realized investment gains and losses on bonds attributable to interest rate changes are deferred in the IMR account. The IMR is recorded as a liability and amortized into investment income over the approximate remaining maturities of the bonds sold. This policy for recognition of such realized gains and losses is prescribed by the NAIC in order to smooth the impact of such activity on the Company's earned surplus. For GAAP purposes, there is no such reserve.

F. ASSET VALUATION RESERVE (AVR)

The AVR mitigates fluctuations in the values of invested assets including bonds, stocks, mortgage loans, real estate and other invested assets. Changes in the AVR are included in policyholders' surplus. For GAAP purposes, a writedown, for other than temporary declines in value, is recognized as a realized loss on an individual asset basis.

G. Revenue and Expense Recognition

Premiums for traditional life insurance policies and limited-payment contracts are taken into income when due. For investment contracts without mortality risk (such as deferred annuities and immediate annuities with benefits paid for a period certain) and contracts that permit the insured to make changes in the contract terms (such as universal life products), deposits are recorded as revenue when received. Under GAAP, deposits are recorded as increases to liabilities and revenue is recognized as mortality and other assessments are charged to policyholders.

The Company has no direct
employees and does not own equipment, it utilizes services provided by employees and equipment of SIAMCO and occupies space in SIAMCO's office building. Accordingly, the Company participates in an expense allocation system with certain affiliated companies. Expenses of the Company consist of direct charges incurred and an allocation of expenses (principally salaries, salary-related items, rent, and data processing services) between certain affiliated companies. The Company recognized expenses of $30,435,958 and $30,266,743 for 2000 and 1999, respectively, under this allocation agreement.

H. ACQUISITION COSTS

Costs directly related to the acquisition of insurance premiums, such as commissions and premium taxes, are charged to operations as incurred. Under GAAP, such acquisition costs would be capitalized and amortized over the policy periods.

I. FEDERAL INCOME TAX

The Company is included in the consolidated federal income tax return of SIAMCO. Income taxes payable or recoverable are determined on a separate return basis by the Company in accordance with a written tax allocation agreement. Deferred federal income taxes are not provided for temporary differences between tax and financial reporting as they would be under GAAP. Additionally, federal income taxes are not provided for unrealized gains (losses) on investments.

J. PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

The Company participates with SIAMCO and certain other affiliated companies in a defined benefit pension plan which covers substantially all of their employees. Generally, the companies' funding and accounting policies are to make the maximum contribution required under applicable regulations and to charge such contributions to expense in the year they are deductible for tax purposes. GAAP periodic net pension expense is based on the cost of incremental benefits for employee service during the period, interest on the projected benefit obligation, actual return on plan assets and amortization of actuarial gains and losses.

In addition to providing pension benefits, the Company, with SIAMCO and its affiliated subsidiaries, provides certain health care, dental and life insurance benefits to retired employees and their dependents. Substantially all of the employees may become eligible for those benefits if they reach normal retirement age while working for the Companies. The expected costs of providing those benefits to employees and the employees' beneficiaries and covered dependents are accounted for on an accrual basis during the years that employees render service in accordance with NAIC policy. SIAMCO is amortizing its transition obligation, created upon the initial valuation of postretirement benefits, over a period of twenty years and a portion of the annual expense is allocated to the Company.

K. CODIFICATION

In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas.

The Wisconsin Insurance Department will adopt the Codification guidance, effective January 1, 2001. The effect of Codification on the Company's financial statements has not yet been determined.

(2)     Investments

        The book value and estimated market value of bonds are as follows:

                                                    Gross           Gross       Estimated
                                    Book          Unrealized      Unrealized      Market
At December 31, 2000                Value           Gains          Losses          Value
US Treasury securities and
 obligations of US government
corporations and agencies      $   43,186,244   $ 2,508,132        $   44,357     $  45,650,019
Obligations of states and
political subdivisions                 446,374        66,943          --                513,317
Corporate securities               885,948,956        26,952,126   39,049,135       873,851,947
Mortgage-backed securities         214,973,162         9,242,119      209,494       224,005,787
                                   -----------         ---------       -------      -----------
        Total                   $1,144,554,736       $38,769,320  $39,302,986   $ 1,144,021,070
                                ==============       ===========   ===========   ==============

                                                     Gross          Gross        Estimated
                                      Book        Unrealized      Unrealized      Market
At December 31, 1999                  Value          Gains          Losses        Value
US Treasury securities and
 obligations of US government
 corporations and agencies      $   44,861,293   $   999,252   $   (772,215)   $   45,088,330
Obligations of states and
political subdivisions                 443,994        27,721        --             471,715
Corporate securities               876,015,612    10,437,319    (40,424,102)      846,028,829
Mortgage-backed securities         224,400,308     4,532,599     (2,314,104)      226,618,803
                                   -----------     ---------     ----------       -----------
        Total                   $1,145,721,207   $15,996,891   $(43,510,421)   $1,118,207,677
                                ==============   ===========   ============    ==============

Book value and estimated market value of bonds at December 31, 2000, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties. Because most mortgage-backed securities provide for periodic payments throughout their lives, they are listed below in a separate category.

                                                                Estimated
                                              Book               Market
                                              Value              Value

Due in one year or less $                    14,770,869   $   14,910,812
Due after one year through five years        91,756,401       91,417,026
Due after five years through ten years      167,346,952      170,229,986
Due after ten years                         655,707,352      643,457,459
        Sub-total                           929,581,574      920,015,283
                                            -----------      -----------
Mortgage-backed securities                  214,973,162      224,005,787
        Total                            $1,144,554,736   $1,144,021,070
                                         ==============   ==============

The bond portfolio distribution by quality rating (primarily Moody's) at December 31, 2000 is summarized as follows:

                Aaa                         24.11%
                Aa                           8.18%
                A                           43.24%
                Baa                         21.19%
                Ba & below and not rated     3.28%
                                             ----
                                           100.00%
                                           ======

Generally, bonds with ratings Baa and above are considered to be investment grade.


Proceeds from sales of bonds during 2000 and 1999 were $62,908,479 and $68,266,744, respectively. In 2000 and 1999, respectively, gross gains of $656,058 and $631,750 and gross losses of $5,410,850 and $2,290,497 were realized on these sales before transfer to the IMR liability. Other dispositions of bonds during 2000 and 1999 resulted in gross gains of $218,719 and $792,956 and gross losses of $41,736 and $53,609, respectively.

At December 31, 2000 and 1999, investments carried at $4,228,997 and $4,283,967, respectively, were on deposit with various governmental agencies as required by law.

(3)     UNCONSOLIDATED SUBSIDIARY

The Company wholly owned Sentry Life Insurance Company of New York (SLONY) during 2000 and 1999. Condensed financial information regarding SLONY is as follows:


                                          SLONY
                                    2000          1999
Investments                     $31,299,738   $31,349,369
Total assets                     39,393,882    37,511,889
Policy reserves and benefits     17,695,419    18,263,957
Total liabilities                29,301,093    27,641,979
Statutory capital and surplus    10,092,789     9,869,910
Premium income                    8,317,069     6,164,053
Net investment income             2,369,669     2,436,476
Benefits and expenses             9,011,697     7,044,649
Net income                        1,064,801     1,019,134

(4)     NET INVESTMENT INCOME AND NET REALIZED AND UNREALIZED GAINS (LOSSES)

Sources of net investment income for 2000 and 1999 are as follows:

                                          2000           1999

  Dividends received from subsidiary  $   880,000     $ 850,000
    Interest:
        Bonds                          88,606,154    87,460,887
        Short-term investments            792,012     1,140,773
        Other investments               1,628,646     1,815,616
        Amortization of IMR             1,007,896     1,138,005
                                        ---------     ---------

           Gross investment income   92,914,708    92,405,281

  Investment expense                    344,578       358,099
                                        -------       -------

           Net investment income    $92,570,130   $92,047,182
                                    ===========   ===========

The components of net realized gains (losses) and changes in net unrealized gains (losses) on investments which are reflected in the accompanying statutory-basis financial statements are as follows:

                                             Realized                 Unrealized
                                         2000          1999        2000       1999
Common stock of
 unconsolidated subsidiary           $    --      $    --        $222,879   $336,970
Bonds                                 (4,577,809)    (919,400)       --         --
Stocks                                                             (2,420)     2,329
Capital gains tax                      1,384,424      104,925        --         --
                                       ---------      -------
Pre-IMR capital gains (losses),
 net of tax                           (3,193,385)    (814,475)    220,459    339,299
IMR capital gains transferred into
 the reserve, net of taxes             1,313,538      (21,056)       --         --
                                       ---------      -------
                                     $(1,879,847)   $(835,531)   $220,459   $339,299
                                     ===========    =========    ========   ========

(5)     INCOME TAXES

Federal income tax expense in the statutory-basis statements of operations differs from that computed based on the federal corporate income tax rate of 35%. The reasons for these differences are as follows:

                                                              2000          1999
Federal income tax calculated at statutory rate
 of 35% of income before federal income
 taxes and net realized gains on investments             $ 9,074,719    $ 8,911,521
Accrual of bond discount                                    (634,740)      (566,045)
Adjustment for deferred acquisition costs                    (44,006)       (59,256)
Dividends received from subsidiaries                        (308,000)      (297,500)
Different basis used to compute future policy benefits        16,856        506,516
Amortization of interest maintenance reserve                (352,764)      (398,302)
Other, net                                                   225,359        502,991
                                                             -------        -------
   Total                                                 $ 7,977,424    $ 8,599,925
                                                         ===========    ===========

Under pre-1984 life insurance company income tax laws, a portion of a life insurance company's "gain from operations" was not subject to current income taxation but was accumulated, for tax purposes, in a memorandum account designated as the "policyholders' surplus account." The amounts included in this account are includable in taxable income of later years at rates then in effect if the life insurance company elects to distribute tax basis policyholders' surplus to stockholders as dividends or takes certain other actions. Any distributions are first made from another tax memorandum account known as the "stockholders' surplus account." The accumulation in the tax policyholders' surplus and stockholders' surplus accounts of the Company were $5,605,476 and $106,936,392, respectively, at December 31, 2000.

Federal income tax returns of SIAMCO have been examined through 1996, and SIAMCO and the Internal Revenue Service have reached agreement on all issues relating to 1996 and prior years. In the opinion of management, the Company has adequately provided for the possible effect of future assessments related to prior years.

(6)     DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Values of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate those values. SFAS 107 defines fair values of a financial instrument as the amount at which that instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

The fair values presented on the next page represent management's best estimates and may not be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Certain financial instruments and all nonfinancial instruments are exempt from the disclosure requirements of SFAS 107. Financial instruments which are exempt include life policy benefits with mortality or morbidity risk. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the Company.

For cash and short-term investments and accrued investment income, the carrying amount approximates fair value.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Bonds

     Estimated fair value is generally based on quotes provided by independent pricing services. If a quoted market price is not available, fair value is estimated by management based on the quoted market price of comparable instruments.

Policy Loans

     Policy loans have no stated maturity dates; therefore, no reasonable estimate of fair value can be made. Interest rates range from 5 to 8 percent.

Separate Accounts

     The fair value of the assets held in separate accounts is based on quoted market prices. The fair value of liabilities relating to separate accounts is the amount payable on demand.

Aggregate Reserves for Investment-Type Contracts

     The fair value of investment-type insurance contracts is estimated by reducing the policyholder liability for applicable surrender charges.

Structured Settlements

     The fair value of the liability for structured settlements is estimated by discounting future cash flows using the current rates being offered for similar settlements.


     Liability for Premium and Other Deposit Funds

     The fair value for contracts with stated maturities is estimated by discounting future cash flows using current rates being offered for similar contracts. For those contracts with no stated maturity, the fair value is estimated by calculating the surrender value.

The estimated fair values of the Company's significant financial instruments are as follows:

                                                              Statement       Estimated
At December 31, 2000                                            Value        Fair Value
Assets:
        Bonds                                              $1,144,554,736   $1,144,021,070
        Assets held in separate accounts                      660,799,928      660,799,928
Liabilities:
        Aggregate reserves for investment-type contracts       65,918,143       64,782,796
        Structured settlements                                 53,708,045       59,700,532
        Liability for premium and other deposit funds         645,446,384      636,532,801
        Liabilities related to separate accounts              659,414,762      659,414,762

                                                              Statement       Estimated
                                                               Value         Fair Value
At December 31, 1999

Assets:
        Bonds                                              $1,145,721,207   $1,118,207,677
        Assets held in separate accounts                      645,899,120      645,899,120
Liabilities:
        Aggregate reserves for investment-type contracts       71,802,052       71,619,440
        Structured settlements                                 54,073,885       64,055,048
        Liability for premium and other deposit funds         650,107,483      641,978,933
        Liabilities related to separate accounts              645,025,463      645,025,463

(7)     PENSION AND 401K PLANS AND OTHER POSTRETIREMENT BENEFITS

The Company participates with SIAMCO and certain other affiliated companies in a defined benefit pension plan which covers substantially all of their employees. The benefits are based on years of service, the average of the three highest of the last fifteen years of an employee's compensation and primary social security benefits, as defined in the plan. The Company is not a separately assignable entity for purposes of allocation of accumulated plan benefits or assets. The Company was not allocated pension expense by SIAMCO in 2000 and 1999.


The Company participates with SIAMCO and its affiliated subsidiaries in a qualified 401k Plan. Employees who meet certain eligibility requirements may elect to participate in the Plan. Participants must contribute at least one percent but no more than 16 percent of base compensation. Highly compensated employees may contribute a maximum of 10 percent on a pre-tax basis. For non-highly compensated employees, the entire 16% may be deposited on a pre-tax basis. The Company matches up to 25% of employee contributions up to the first 6 percent of base salary deposited by an employee. The Company may make additional annual contributions to the Plan based on operating profit. The Company was allocated approximately $311,000 and $373,000 by SIAMCO for 401k Plan benefits in 2000 and 1999, respectively.

In addition to the above-mentioned benefits, the Company, with SIAMCO and its affiliated subsidiaries, provides certain health care, dental and life insurance benefits to retired employees and their covered dependents. The retiree health care benefits allocated to the Company by SIAMCO were approximately $413,000 for 2000 and $516,000 for 1999.

(8)     REINSURANCE

The Company has entered into assumed reinsurance contracts for participation in reinsurance pools and to provide surplus protection for its wholly-owned subsidiary. Assumed life in-force amounted to approximately 29% and 32% of total in-force (before ceded reinsurance) at December 31, 2000 and 1999, respectively.

The Company has entered into reinsurance ceded contracts to limit the net loss potential arising from large risks. Generally, life benefits in excess of $250,000 and all group health liabilities, except for liabilities relating to SIAMCO's employee benefit plans, are ceded to reinsurers. The group health liabilities are ceded to SIAMCO.

The Company cedes insurance to other insurers under various contracts which cover individual risks or entire classes of business. Although the ceding of insurance does not discharge the Company from its primary liability to policyholders in the event any reinsurer might be unable to meet the obligations assumed under the reinsurance agreements, it is the practice of insurers to reduce their balances for amounts ceded. The amounts included in the accompanying statutory-basis financial statements for reinsurance were as follows:
                                      2000
                                 (000's omitted)
                           Affiliated                 Unaffiliated
                       Assumed        Ceded        Assumed       Ceded
Premiums               $  250       $19,210        $ 7,880      $ 4,071
Benefits                   94        47,440          7,967        1,553
Commissions                 4         8,219           --          1,311
Future policy benefits:
        Life & annuities   63           --              18        1,583
        Accident & health  --       191,886           --             68
Intercompany receivable    --         2,660           --            --

                                      1999
                                 (000's omitted)
                           Affiliated                 Unaffiliated
                       Assumed        Ceded        Assumed       Ceded


Premiums               $  295       $24,993        $ 7,399      $ 3,488
Benefits                  138        54,854          7,236        1,854
Commissions                 8        10,050             (3)         440
Future policy benefits:
        Life & annuities   31         --                13        1,303
        Accident & health  --       213,850             16           70
Intercompany receivable    --         3,620            --           --

(9)     COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various legal actions and proceedings pending against the Company. In the opinion of management and legal counsel, the ultimate resolution of these matters will not have a material adverse impact on the Company's statutory-basis financial statements.

State guaranty funds can assess the Company for losses of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company believes that its ultimate cost for these assessments will not have a material adverse effect on the financial statements.

(10)    OTHER RELATED PARTY TRANSACTIONS

The Company is the direct writer of certain employee benefit plans for SIAMCO. Premiums included in the accompanying statutory-basis statements of operations (net of ceded premiums) are approximately $33,641,000 and $33,022,000 in 2000 and 1999, respectively. The Company has provided coverage in the form of annuity contracts as structured settlements for SIAMCO workers' compensation claims. Reserves for future policy benefits at December 31, 2000 and 1999 included $53,708,045 and $54,073,885, respectively, relating to these contracts. Also, see Notes 7 and 8 for other related party transactions.

(11)    WITHDRAWAL CHARACTERISTICS OF ANNUITY RESERVES AND DEPOSIT LIABILITIES

Annuity reserves and deposits of approximately $1,349.0 million and $1,342.0 million in 2000 and 1999, respectively, are subject to withdrawal at the discretion of the annuity contract holders. Approximately 96% of these balances carry surrender charges.

(12)    LIABILITY FOR ACCIDENT AND HEALTH BENEFITS

Activity in the liability for accident and health benefits is summarized as follows:

                                          2000                  1999

Balance January 1                     $11,929,284            $12,504,278

Incurred related to:
        Current year                    6,420,025              4,599,820
        Prior years                       905,192

Total incurred                          7,325,217              3,662,811

Paid related to:
        Current year                    3,016,518              2,587,769
        Prior years                     1,849,622              1,650,036

Total paid                              4,866,140              4,237,805

Balance at December 31                 14,388,361             11,929,284

Reserves not subject to development     2,065,998              3,941,156

Total accident and health reserves    $16,454,359            $15,870,440

                         SENTRY LIFE INSURANCE COMPANY
                Supplemental Schedule of Assets and Liabilities
                 As of and for the year ended December 31, 2000

                         SENTRY LIFE INSURANCE COMPANY
                Supplemental Schedule of Assets and Liabilities
                      For The Year Ended December 31, 2000
                      Schedule 1 - Selected Financial Data

The following is a summary of certain financial data included in other exhibits and schedules subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves.

Investment Income Earned:
        Government Bonds ............................................   $      320,275
        Other bonds (unaffiliated) ..................................       88,285,879
        Common stocks of affiliates .................................          880,000
        Premium notes, policy loans and liens .......................        1,590,961
        Short-term investments ......................................          792,012
        Aggregate write-ins for investment income ...................           37,685
                                                                                ------

        Gross investment income .....................................   $   91,906,812
                                                                        ==============
Bonds and Stocks of Parents, Subsidiaries and Affiliates - Book Value
        Common stocks ...............................................   $   10,092,789
                                                                        ==============
Bonds and Short-Term Investments by Class and Maturity:
        Bonds by Maturity - Statement Value
                Due within one year or less .........................   $   37,802,605
                Over 1 year through 5 years .........................      169,224,251
                Over 5 years through 10 years .......................      259,643,011
                Over 10 years through 20 years ......................      304,390,520
                Over 20 years .......................................      373,494,349
                     --                                                    -----------

                Total by Maturity ...................................   $1,144,554,736
                                                                        ==============

        Bonds by Class - Statement Value
                Class 1 .............................................   $  827,538,452
                Class 2 .............................................      282,789,236
                Class 3 .............................................       24,510,121
                Class 4 .............................................        9,716,927
                Class 5 .............................................             --
                Class 6 .............................................             --

                Total by Class ......................................   $1,144,554,736
                                                                        ==============

                Total Bonds Publicly Traded .........................   $1,114,879,176
                                                                        ==============
                Total Bonds Privately Placed ........................   $   29,675,560
                                                                        ==============

Short-Term Investments - Book Value .................................   $   20,076,150
                                                                        ==============
Cash on Deposit .....................................................           --

Life Insurance In Force (000's omitted):
        Ordinary ....................................................................   $    4,363,406
                                                                                        ==============
        Group Life ..................................................................   $    4,118,472
                                                                                        ==============

Amount of Accidental Death Insurance In Force Under Ordinary
Policies (000's omitted)                                                                $      102,689
                                                                                         ==============

Life Insurance Policies and Certificates with Disability Provisions In Force:
        Ordinary Policies ...........................................................   $       1+,207
                                                                                        ========= ====
        Group Life Certificates .....................................................   $       79,849
                                                                                        ==============

Supplementary Contracts In Force:
        Ordinary - Not Involving Life Contingencies
                Amount on Deposit ...................................................   $      268,760
                                                                                        ==============
                Income Payable ......................................................   $      190,524
                                                                                        ==============

        Ordinary - Involving Life Contingencies
                Income Payable ......................................................   $       78,124
                                                                                        ==============

Annuities:
      Ordinary
                Immediate - Amount of Income Payable ................................   $    1,758,099
                                                                                        ==============
                Deferred - Fully paid account balance ...............................   $   16,633,815
                                                                                        ==============
                Deferred - Not fully paid account balance ...........................   $   89,028,302
                                                                                        ==============

      Group
                Immediate - Amount of income payable ................................   $    4,526,072
                                                                                        ==============
                Deferred - Fully paid account balance ...............................   $   27,477,852
                                                                                        ==============
                Deferred - Not fully paid account balance ...........................   $1,249,205,314
                                                                                        ==============

Accident and Health Insurance - Premiums In Force:
        Ordinary ....................................................................   $      105,816
                                                                                        ==============
        Group .......................................................................   $   21,186,564
                                                                                        ==============

Deposit Funds and Dividend Accumulations:
        Dividend Accumulations - Account Balance ....................................   $      389,235
                                                                                        ==============

Claim Payments 2000:
        Group Accident and Health Year - Ended December 31,

               2000 ................................................................     $    3,001,351
                                                                                         ==============
               1999 ................................................................     $      462,500
                                                                                         ==============
               1998 ................................................................     $      181,871
                                                                                         ==============
               1997 ................................................................     $       66,841
                                                                                         ==============
               1996 & prior ........................................................     $    1,045,152
                                                                                         ==============
        Other Accident & Health
               2000 ...............................................................      $       15,167
                                                                                         ==============
               1999 ..............................................................       $        8,843
                                                                                         ==============
               1998 ..............................................................       $       20,020
                                                                                         ==============
               1997 ...............................................................      $       10,321
                                                                                         ==============
               1996 & prior ........................................................     $       54,075
                                                                                         ==============

                                   APPENDIX A

                           ILLUSTRATIONS OF BENEFITS

Customized computer generated proposal illustrations tailored to the unique life insurance needs of an individual will play a major role in the sales process. The tables in Appendix A illustrate the way in which the Policy operates. They show how the death benefit, Cash Value and Cash Surrender Value for an Insured of a given age and annual premium may vary over an extended period of time. The tables are based on a standard male age 35 with a specified Amount of $100,000. The annual premium illustrated is the minimum first year premium for the death benefit option indicated. The tables illustrate values that would result assuming the premiums are paid as indicated, no loans, partial surrenders, or transfers are made, and the Policy Owner has not requested any changes in the Specified Amount, or illustration of future Policy values. Under these assumptions, the premium illustrated will meet the premium requirement under the death benefit guarantee provision for the Policy illustrated.

The tables illustrate Policy values assuming current mortality charges are deducted. The tables also illustrate Policy values assuming guaranteed maximum mortality charges are deducted. Guaranteed maximum mortality charges are based on the 1980 CSO-ALB mortality tables.

Gross investment returns of 0%, 6%, and 12% are assumed to be level for all years shown. The values would be different if rates of return averaged 0%, 6%, and 12% over the period of years, but fluctuated above and below those averages during individual years.

The Cash Values, Cash Surrender Values and death benefits in the tables take into account all charges and deductions against the Policy (see "Charges and Deductions").

The amounts shown for the death benefits and Cash Surrender Values reflect the fact that the net investment return of the Subaccounts is lower than the gross investment return on the assets held in the Portfolios because of the charges levied against the Subaccounts. The daily investment management and administration fees are assumed to be equivalent to an annual rate of 0.73% of the average daily net assets of T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and Janus Aspen Series. The values also assume that T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and Janus Aspen Series will incur other expenses annually which are assumed to be .01% of the average daily net assets. These assumptions are based on the fee schedules in effect as of May 1, 2001, and are arithmetic averages of the fees and expenses for all Portfolios.

The Variable Life Account will be assessed for mortality and expense risks at an annual rate of .90% of the net asset value of the Variable Life Account. The Variable Life Account will also be assessed for the death benefit guarantee risk at an annual rate of .15% of the net asset value of the Variable Life Account. After taking these expenses and charges into consideration, the illustrated gross annual investment rates of 0%, 6%, and 12% are equivalent to net rates of (1.79%), 4.21% and 10.21%.

The hypothetical values shown in the tables do not reflect any charges for federal income taxes against the Variable Life Account, since the Company is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by an amount sufficient to cover the tax charge in order to produce the values illustrated.

                      Sentry Life Insurance Company Table 1

SELF-DIRECTED LIFE      A Flexible Premium Variable Life Insurance Policy

Designed for:   MARK SENTRY              Prepared By:     ANN AGENT
Issue Age:      35 MALE                  Initial Specified Amount:   100000.
Rating Class:   STD. NON SMOKER          Death Benefit Option 1
                                         Annual Premium: 1168.
                                         State:     WI

                                        Premiums
                       Sum of           Accum.
Age         Year     Premiums Paid       @ 5%       Cash Value    Surrender Value    Death Benefit
36           1           1168            1226             957             315          100000
37           2           2336            2514            2003            1361          100000
38           3           3504            3866            3145            2505          100000
39           4           4672            5286            4398            3756          100000
40           5           5840            6777            5766            5252          100000
41           6           7008            8342            7260            6875          100000
42           7           8176            9985            8994            8637          100000
43           8           9344           11711           10682           10554          100000
44           9          10512           13523           12639           12639          100000
45          10          11680           15426           14783           14783          100000
55          20          23360           40552           51663           51663          100000
65          30          35040           81481          147809          147809          180327
75          40          46720          148149          390359          390359          417684
95          60          70080          433635         2486604         2486604         2511470


      Summary of end of year values assuming a 12.00% gross rate of return
            This illustration is based on guaranteed mortality costs

                                        Premiums
                      Sum of            Accum.
Age         Year     Premiums Paid      @ 5%        Cash Value    Surrender Value    Death Benefit
36           1           1168            1226              908            266          100000
37           2           2336            2514             1896            1254         100000
38           3           3504            3866             2970            2328         100000
39           4           4672            5286             4137            3495         100000
40           5           5840            6777             5405            4891         100000
41           6           7008            8342             6782            6397         100000
42           7           8176            9985             8278            8021         100000
43           8           9344           11711             9905            9777         100000
44           9          10512           13523            11675           11675         100000
45          10          11680           15426            13602           13602         100000
55          20          23360           40552            46205           46205         100000
65          30          35040           81481           131747          131747         160731
75          40          46720          148149           347168          347168         371470

95          60          70080          433635          2179571          2179521        2201367

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN.

                     Sentry Life Insurance Company Table 2
SELF-DIRECTED LIFE            A Flexible Premium Variable Life Insurance Policy
Designed for:   MARK SENTRY                  Prepared By:     ANN AGENT
Issue Age:      35 MALE                      Initial Specified Amount:   100000.
Rating Class:   STD. NON SMOKER              Death Benefit Option 1
                                             Annual Premium: 1168.
                                             State:     WI

      Summary of end of year values assuming a 6.00% gross rate of return
             This illustration is based on current mortality costs

                                        Premiums
                     Sum of             Accum.
Age         Year     Premiums Paid      @ 5%        Cash Value    Surrender Value    Death Benefit
36          01           1168            1226            899            257         100000
37          02           2336            2514           1827           1185         100000
38          03           3504            3866           2786           2144         100000
39          04           4672            5286           3775           3132         100000
40          05           5840            6777           4794           4280         100000
41          06           7008            8342           5843           5458         100000
42          07           8176            9985           6922           6665         100000
43          08           9344           11711           8033           7905         100000
44          09          10512           13523           9175           9175         100000
45          10          11680           15426          10350          10350         100000
55          20          23360           40552          23728          23728         100000
65          30          35040           81481          38552          38552         100000
75          40          46720          148149          48653          48653         100000
95          60          70080          433635              0              0         100000

      Summary of end of year values assuming a 6.00% gross rate of return
            This illustration is based on guaranteed mortality costs

                                        Premiums
                     Sum of             Accum.
Age         Year     Premiums Paid      @ 5%        Cash Value    Surrender Value    Death Benefit
36           1           1168            1226            852            210          100000
37           2           2336            2514           1727           1085          100000
38           3           3504            3866           2624           1982          100000
39           4           4672            5286           3542           2900          100000
40           5           5840            6777           4480           3966          100000
41           6           7008            8342           5436           5051          100000
42           7           8176            9985           6410           6153          100000
43           8           9344           11711           7401           7273          100000
44           9          10512           13523           8408           8408          100000
45          10          11680           15426           9430           9430          100000
55          20          23360           40552          20148          20148          100000
65          30          35040           81481          28519          28519          100000
75          40          46720          148149          20068          20068          100000
95          60          70080          433635              0              0          100000

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN.

                      Sentry Life Insurance Company                   Table 3
SELF-DIRECTED LIFE           A Flexible Premium Variable Life Insurance Policy
Designed for:   MARK SENTRY                  Prepared By:     ANN AGENT
Issue Age:      35 MALE                      Initial Specified Amount:   100000.
Rating Class:   STD. NON SMOKER              Death Benefit Option 1
                                             Annual Premium: 1168.
                                             State:     WI

      Summary of end of year values assuming a 0.00% gross rate of return
             This illustration is based on current mortality costs

                                        Premiums
                     Sum of             Accum.
Age         Year     Premiums Paid      @ 5%        Cash Value    Surrender Value    Death Benefit
36           1           1168            1226            841            199          100000
37           2           2336            2514           1659           1017          100000
38           3           3504            3866           2453           1812          100000
39           4           4672            5286           3224           2582          100000
40           5           5840            6777           3969           3455          100000
41           6           7008            8342           4686           4301          100000
42           7           8176            9985           5377           5121          100000
43           8           9344           11711           6042           5914          100000
44           9          10512           13523           6678           6678          100000
45          10          11680           15426           7287           7287          100000
55          20          23360           40552          11379          11379          100000
65          30          35040           81481           9081           9081          100000
75          40          46720          148149              0              0          100000
95          60          70080          433635              0              0          100000

      Summary of end of year values assuming a 0.00% gross rate of return
            This illustration is based on guaranteed mortality costs

                                        Premiums
                     Sum of             Accum.
Age         Year     Premiums Paid      @ 5%        Cash Value    Surrender Value   Death Benefit
36           1           1168            1226           795           153          100000
37           2           2336            2514          1563           921          100000
38           3           3504            3866          2303          1661          100000
39           4           4672            5286          3013          2371          100000
40           5           5840            6777          3692          3178          100000
41           6           7008            8342          4337          3952          100000
42           7           8176            9985          4947          4690          100000
43           8           9344           11711          5521          5393          100000
44           9          10512           13523          6057          6057          100000
45          10          11680           15426          6555          6555          100000
55          20          23360           40552          8902          8902          100000
65          30          35040           81481          2337          2337          100000
75          40          46720          148149                           0          100000
95          60          70080          433635             0             0          100000

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN.

                      Sentry Life Insurance Company                     Table 4
SELF-DIRECTED LIFE            A Flexible Premium Variable Life Insurance Policy
Designed for:   MARK SENTRY                     Prepared By:     ANN AGENT
Issue Age:      35 MALE Initial                 Specified Amount:   100000.
Rating Class:   STD. NON SMOKER                 Death Benefit Option 2
                                                Annual Premium: 2281.
                                                State:     WI

      Summary of end of year values assuming a 12.00% gross rate of return
             This illustration is based on current mortality costs

                                        Premiums
                     Sum of             Accum.
Age         Year     Premiums Paid      @ 5%        Cash Value    Surrender Value    Death Benefit
36           1            2281            2395             2096             1450           102096
37           2            4562            4910             4396             3750           104396
38           3            6843            7550             6920             6274           106920
39           4            9124           10323             9689             9043           109689
40           5           11405           16291            16060            15672           116060
42           7           15967           19501            19715            19457           119715
43           8           18248           22871            23726            23597           123726
44           9           20529           26409            28127            28127           128127
45          10           22810           30125            32959            32957           132957
55          20           45620           79195           116249           116249           216249
65          30           68430          159124           325847           325847           425847
75          40           91240          289321           852232           852232           952232
95          60          136860          846851          5430004          5430004          5530004

      Summary of end of year values assuming a 12.00% gross rate of return
            This illustration is based on guaranteed mortality costs

                                        Premiums
                     Sum of             Accum.
Age         Year     Premiums Paid      @ 5%        Cash Value    Surrender Value       Death Benefit
36           1            2281            2395             2047             1401           102047
37           2            4562            4910             4287             3641           104287
38           3            6843            7550             6738             6092           106738
39           4            9124           10323             9419             8773           109419
40           5           11405           13234            12351             1183           112351
41           6           13686           16291            15556            15168           115556
42           7           15967           19501            19060            18802           119060
43           8           18248           22871            22891            22762           122891
44           9           20529           26409            27080            27080           127080
45          10           22810           30125            31661            31661           131661
55          20           45620           79195           109283           109283           209283
65          30           68430          159124           299336           299336           399336
75          40           91240          289321           764115           764115           864115
95          60          136860          846851          4643115          4643115          4743115


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN.

                      Sentry Life Insurance Company                      Table 5
SELF-DIRECTED LIFE               Flexible Premium Variable Life Insurance Policy
Designed for:   MARK SENTRY                  Prepared By:     ANN AGENT
Issue Age:      35 MALE                      Initial Specified Amount:   100000.
Rating Class:   STD. NON SMOKER              Death Benefit Option 2
                                             Annual Premium: 2281.
                                             State:     WI

      Summary of end of year values assuming a 6.00% gross rate of return
             This illustration is based on current mortality costs

                                        Premiums
                     Sum of             Accum.
Age         Year     Premiums Paid      @ 5%        Cash Value    Surrender Value    Death Benefit
36           1            2281            2395            1976             330          101976
37           2            4562            4910            4025             379          104025
38           3            6843            7550            6151             505          106151
39           4            9124           10323            8354            7708          108354
40           5           11405           13234           10636           10119          110636
41           6           13686           16291           12998           12610          112998
42           7           15967           19501           15443           15185          115443
43           8           18248           22871           17975           17846          117975
44           9           20529           26409           20594           20594          120594
45          10           22810           30125           23303           23303          123303
55          20           45620           79195           55560           55560          155560
65          30           68430          159124           96133           96133          196133
75          40           91240          289321          135790          135790          235790
95          60          136860          846851           25741          025741          125741


      Summary of end of year values assuming a 6.00% gross rate of return
            This illustration is based on guaranteed mortality costs

                                        Premiums
                     Sum of             Accum.
Age         Year     Premiums Paid      @ 5%        Cash Value    Surrender Value    Death Benefit
36           1            2281            2395            1928            3276          103922
38           3            6843            7550            5983            5337          105983
39           4            9124           10323            8111            7465          108111
40           5           11405           13234           10306            9789          110306
41           6           13686           16291           12568           12180          112568
42           7           15967           19501           14898           14640          114898
43           8           18248           22871           17297           17168          117297
44           9           20529           26409           19764           19764          119764
45          10           22810           30125           22301           22301          122301
55          20           45620           79195           51358           51358          151358
65          30           68430          159124           83614           83614          183614
75          40           91240          289321          102893          102893          202893
95          60          136860          846851               0               0          100000

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN.

                      Sentry Life Insurance Company                     Table 6
SELF-DIRECTED LIFE            A Flexible Premium Variable Life Insurance Policy
Designed for:   MARK SENTRY                          Prepared By:     ANN AGENT
Issue Age:      35 MALE Initial                      Specified Amount:   100000.
Rating Class:   STD. NON SMOKER                      Death Benefit Option 2
                                                     Annual Premium: 2281.
                                                     State:     WI

Summary of end of year values assuming a 0.00% gross rate of return This illustration is based on current mortality costs

                                        Premiums
                     Sum of             Accum.
Age         Year     Premiums Paid      @ 5%        Cash Value    Surrender Value    Death Benefit
36           1            2281            2395           1856           1211          101857
37           2            4562            4910           3670           3024          103670
38           3            6843            7550           5441           4795          105441
39           4            9124           10323           7169           6523          107169
40           5           11405           13234           8853           8336          108853
41           6           13686           16291          10491          10103          110491
42           7           15967           19501          12084          11825          112084
43           8           18248           22871          13632          13503          113632
44           9           20529           26409          15134          15134          115134
45          10           22810           30125          16589          16589          116589
55          20           45620           79195          28159          28159          128159
65          30           68430          159124          31503          31503          131503
75          40           91240          289321          17500          17500          117500
95          60          136860          846851              0              0          100000


      Summary of end of year values assuming a 0.00% gross rate of return
            This illustration is based on guaranteed mortality costs

                                        Premiums
                     Sum of             Accum.
Age         Year     Premiums Paid      @ 5%        Cash Value    Surrender Value    Death Benefit
36           1            2281            2395           1810           1164          101810
37           2            4562            4910           3573           2927          103573
38           3            6843            7550           5287           4641          105287
39           4            9124           10323           6952           6306          106952
40           5           11405           13234           8566           8049          108566
41           6           13686           16291          10126           9738          110126
42           7           15967           19501          11632          11374          111632
43           8            8248           22871          13082          12953          113082
44           9           20529           26409          14475          14475          114475
45          10           22810           30125          15809          15809          115809
55          20           45620           79195          25440          25440          125440
65          30           68430          159124          24492          24492          124492
75          40           91240          289321            865            865          100865
95          60          136860          846851              0              0          100000

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN.

                                     PART II

                           UNDERTAKING TO FILE REPORTS

a. Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission theretofore or hereafter duly adopted pursuant to authority conferred in that section.

b. Pursuant to Investment Company Act Section 26(e), Sentry Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.


                                 INDEMNIFICATION

The Bylaws of the Company and resolutions adopted by SIAMCO provide that any person who at any time serves as a director or officer of the Company or any majority-owned ultimate subsidiary of SIAMCO shall be indemnified or reimbursed against and for any and all claims for which they become subject by reason of such service.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 REPRESENTATIONS

1. Registrant represents that Section (b)(13)(iii)(F) of Rule 6e-3(T) is being relied on.

2. Registrant represents that the level of the risk charge is reasonable in relation to the risks assumed by the life insurer under the Policies.

3. Registrant represents that it has analyzed the risk charge taking into consideration such facts as current charge levels, potential adverse mortality, the manner in which charges are imposed, the markets in which the Policy will be offered, anticipated sales and lapse rates.

4. Registrant represents that the Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the Variable Life Account will benefit the Variable Life Account and policyholders and will keep and make available to the Commission, on request, a memorandum setting forth the basis for this representation.

5. Registrant represents that the Variable Life Account will invest only in management investment companies undertaking to have a Board, a majority of whom are not interested persons of the Company, which formulates and approves any plan under Rule 12b-1 to finance distribution expenses.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

The Prospectus consisting of 68 pages.

The undertaking to file reports.

The signatures.

Written consents of the following persons:

         Dean A. Klingenberg, FSA, MAAA
         PricewaterhouseCoopers LLP, Independent Accountant
         Blazzard, Grodd & Hasenauer, P.C.

The following exhibits:

   A. Copies of all exhibits required by paragraph A of instructions for exhibits in Form N-8B-2.

         1. Resolutions of the Board of Directors of Sentry Life Insurance Company*
         2.  None
         3a. Principal Underwriter's Agreement*
         3b. Registered Representatives Agreement*
         3c. General Agent Agreement*
         4.  Not Applicable
         5.  Flexible Premium Variable Life Insurance Policy*
             Amendatory Riders for Various States*
         6a. Articles of Incorporation of the Company*
         6b. Bylaws of the Company*
         7.  Not Applicable
         8.  Not Applicable
         9a. Fund Participation Agreement with T. Rowe Price Fixed Income
             Series, Inc., T. Rowe Price Equity Series, Inc., and T. Rowe Price International Series, Inc.**
         9b. Fund Participation Agreement with Janus Aspen Series**
         10. Application Form***
         11. Memorandum of Exchange Right*
         27. Not Applicable

   B.  Opinion and Consent of Counsel

   C.  Consent of Independent Accountants

   D.  Consent of Actuary

* Incorporated herein by reference to Registrant's Post Effective Amendment No. 13 filed electronically on or about April 30, 1997.

** Incorporated herein by reference to Registrant's Post-Effective Amendment No. 17 filed electronically on or about January 7, 2000.

*** Incorporated herein by reference to Registrant's Post-Effective Amendment No. 18 filed electronically on or about April 28, 2000.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, SENTRY VARIABLE LIFE ACCOUNT I and SENTRY LIFE INSURANCE COMPANY have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Stevens Point, State of Wisconsin, on the 20th day of April, 2001. The Registrant certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Registration Statement.



                   Sentry Variable Life Account I, Registrant
                   BY: Sentry Life Insurance Company


                   BY:      s/Dale R. Schuh
                            -----------------------------------------------
                            Dale R. Schuh, Chairman of the Board
                              and President


                   Sentry Life Insurance Company, Depositor


                   BY:      s/Dale R. Schuh
                            -----------------------------------------------
                            Dale R. Schuh, Chairman of the Board
                              and President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.



s/Dale R. Schuh                                               April 20, 2001
---------------------------------------------------
Dale R. Schuh, Chairman of the Board,
President and Director



s/Wallace D. Taylor                                           April 20, 2001
---------------------------------------------------
Wallace D. Taylor, Vice President



s/William M. O'Reilly                                         April 20, 2001
---------------------------------------------------
William M. O'Reilly, Secretary and Director



s/William J. Lohr                                             April 20, 2001
---------------------------------------------------
William J. Lohr, Treasurer and Director



s/Janet L. Fagan                                              April 20, 2001
---------------------------------------------------
Janet L. Fagan, Director



s/James J. Weishan                                            April 20, 2001
---------------------------------------------------
James J. Weishan, Director